2/20

07024602

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dia Bras Exploration

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 2 1 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34990 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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DAT : 6/20/07

File No. 82-34990

RECEIVED

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 11 2007
WASH., D.C. 209

AR/S
12-31-06

DIA BRAS exploration

DIA BRAS EXPLORATION INC.

Annual Report 2006

Dia Bras Exploration Inc.

Focused and accelerating value creation from:

- ✓ High-potential base and precious metal properties
- ✓ Exceptional technical and management expertise
- ✓ Positive operating cash flow from pilot mining

Table of Contents

Note to Readers

It is important to note that neither Bolivar nor Cusi is at a commercial production stage. Completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production.

Mention is made in this Report of a mine located in the Company's Cusi district which is called Promontorio. Mention is also made of a Dia Bras property called Promontorio. The two assets share the same name, but are completely distinct. The asset in the Cusi district is always referred to as a *mine*, and the other Promontorio is always referred to as a *property*.

Financial results are in Canadian dollars, and technical data are in metric units unless otherwise indicated.

Caution Concerning Forward-Looking Statements

Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks, and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base and precious metals, mining industry risks and hazards, requirement of additional financing, risks of delays in construction, production or obtaining permits and other risks. The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this report.

An increasingly successful and promising business model

High-Potential Base and Precious Metal Properties

Dia Bras (the "Company") has established major exploration and pilot-mining operations in the renowned Sierra Madre mineral belt in the Mexican State of Chihuahua. The Company has applied, with significant initial effect, modern geological, exploration, mining, and management expertise to inactive base metal and precious metal mines. The Company's Bolivar property has already demonstrated recoverable deposits of zinc and copper. In May-June 2006, the Company acquired the entire Cusihuiriachic ("Cusi") silver district in Chihuahua State, which includes 12 inactive mines that produced high-grade silver but have never been explored or developed with modern mining technology.

Exceptional Technical and Management Expertise

The success of Dia Bras is largely attributable to three industry veterans - Réjean Gosselin, André St-Michel and Thomas L. Robyn - who have applied the benefits of their experience to the opportunities encountered in Mexico. The extent of their background and skills differentiates Dia Bras among junior and emerging exploration companies. They were able to determine expeditiously the nature and initial viability of the deposit at Bolivar. Notwithstanding the absence of a scoping study, the potential of the property was immediately clear to them. It was their eighty years of combined hands-on experience in the technical aspects of the business - exploration, mine development, extraction and project financing - that brought Dia Bras' pilot-mining program to a positive cash flow within fifteen months. Additionally, the Company's exploration, mining and milling teams have leaders with 25 years or more of technical experience. They supervise 350 employees, a majority of whom are Mexican.

Positive Cash Flow from Pilot-Mining Operations

In 2006, the Company's drilling program at Bolivar was entirely funded by the site's copper-zinc pilot-mining project. Extraction from Bolivar began in February 2005 and has generated positive cash flow since December 2005. Bulk sampling for silver has begun at Cusi, and a program of pilot mining similar to that at Bolivar is being planned. Pilot mining provides essential information about the extent of resources and builds a data bank that will facilitate formal feasibility studies. Pilot mining also allows the Company to fine-tune its techniques, perfect its understanding of the Mexican mining environment, and fully train the locally sourced workforce.

While exploration continues, processing of readily extractable material is generating significant positive cash flow. This in turn enables self-financed accelerated exploration for larger deposits and will confirm long-term economic viability.

Significant Events of 2006

Exploration

Exploration at Bolivar resulted in the identification of feeders for mineralizing fluids and recognition that the major mineralized zones at Bolivar occur in two skarn horizons (the Upper and Lower Skarns). The Upper Skarn hosts the high-grade copper-zinc mineralization now being exploited by the Company in the Bolivar mine, and the Lower Skarn hosts copper-iron mineralization. These skarns dip to the northeast towards newly recognized major faults, and major replacement/skarn deposits could occur beneath the capping andesitic rocks. An extensive drilling program of 25,000 metres is planned for 2007 to test these newly-recognized targets.

Acquisition

The Company acquired the entire Cusihuiriachic ("Cusi") silver district in Chihuahua State, 40 kilometres from the Company's Malpaso mill. Cusi covers more than 79 square kilometres and includes 12 inactive former mines that historically produced high-grade silver but were never exploited with modern techniques. This region is very promising and the potential of these former mines at depth has never been explored.

The Company began in earnest the exploration program at Cusi. Skilled geologists and miners were rapidly assigned to the newly acquired property, and impressive drilling results were obtained as early as October. The Company also received the first technical report on its Cusi silver project. The NI 43-101 report, prepared by Scott Wilson Roscoe Postle Associates Inc., concluded that there is good potential for economic silver-gold mineralization on the Cusi property. The drilling program began in mid-2006 and will continue throughout 2007 with 25,000 metres to be drill on Cusi and also on Bolivar properties.

Mill Operations

The Company inaugurated its 500 tonnes per day El Triunfo circuit at the Malpaso mill, increasing the overall mill capacity to 850 tonnes per day.

Pilot-Mining Revenue

In 2006, the Company generated US$15 million in free cash from US$26.8 million in production value from the sale of copper and zinc concentrates, having processed 96,575 dry metric tonnes at an average grade of 10.63% zinc and 2.03% copper.

Financing

In August, a bought deal financing of $10.5 million (14,950,000 common shares at $0.70 per share) was successfully completed. In November, the exercise of warrants at $0.90 provided the Company with an additional $10.3 million.

Objectives in 2007

- ✓ Complete a total of 50,000 metres of diamond drilling on the properties;
- ✓ Discover a high-value deposit at either Bolivar or Cusi;
- ✓ Maintain production and positive cash flow from Bolivar;
- ✓ Initiate pilot mining at Cusi and generate positive cash flow.

Message to Shareholders

The year 2006 represented a period of remarkable progress for Dia Bras. In every respect, the Company met or exceeded its expectations for the year.

Our exploration program progressed on a fully self-financed basis at Bolivar in Mexico. In the course of the year, we further delineated the compelling geologic prospects of our Bolivar property in the State of Chihuahua, Mexico, while generating positive operating cash flow with our base-metals pilot-mining program. We increased the throughput of our Malpaso mill and commissioned a scoping study on our Bolivar property in preparation for the construction of a new mill on site at Bolivar.

Additionally, Dia Bras significantly broadened its land package in 2006 by acquiring the entire nearby Cusihuiriachic ("Cusi") silver district, known for centuries as an area rich in silver deposits. Subsequent to year end, we commenced a bulk-sampling project at Cusi. We anticipate that our pilot mining of silver at this property, following the model at Bolivar, will very shortly begin generating additional cash flow. Meanwhile, our exploration at Cusi is revealing substantial long-term potential.

In 2006, we ramped up the Dia Bras pilot-mining project at Bolivar, our copper-zinc property in the renowned Sierra Madre mineral belt. Although significant revenues from extraction and processing could give the impression that Dia Bras is already at a commercial production stage, this is not yet the case. From our 2006 production, we generated direct cash operating margin of US$15 million. We invested all of that income into further exploration and development work, capital expenditures and property payments.

The Company's chief objective is to reach the stage where mining becomes its predominant activity. At present, however, exploration remains our principal pursuit. Bolivar and Cusi properties are related to copper porphyry mineralizing systems, and the Company's 2007 exploration program is focused on the discovery of high-value deposits that are associated with such systems. Some 25,000 metres of diamond drilling have been budgeted at Cusi and also at Bolivar during 2007.

Clearly, we have major *in situ* value at Bolivar. We have demonstrated the accessibility of the mineralized rocks, from which we are generating revenue. To focus on that production and ensuing cash flow, however, would not sufficiently tell the Dia Bras story; it would not adequately show our potential. Dia Bras' properties are located within the types of geological systems that have been known to produce massive deposits. We are confident that the size and value of the Company will in a few years grow significantly as a result of our exploration. Furthermore, we cannot stress enough the reasoning behind our pilot-mining program - its primary function is to finance that exploration.

Our strategy at Cusi replicates our strategy at Bolivar. Exploration is going forward while extraction will finance exploration of the district. In due course, we will have a full scoping study done at Cusi. We are confident the reserve calculation will justify the start-up of commercial silver production.

The success of Dia Bras has been derived from the Company's double-barreled strategy - extraction as a self-funding means to exploration and mine development - in which we have achieved all of our initial goals. Our strategy gives promise of very significant ongoing value creation for the shareholders of Dia Bras.

During the year, the Company successfully completed a bought deal financing of $10.5 million, and an additional $10.3 million was raised from the exercise of warrants in order to finance the acquisition of the Cusi project, development work on Bolivar, including a scoping study, as well as for general corporate purposes.

We wish to take this opportunity to thank all the people of Dia Bras in Mexico and our Montreal head office. Their commitment represents the Company's most critical asset. We also wish to express gratitude to our shareholders and Board members, whose trust and support have been indispensable to the Company's accomplishments and accelerating progress. We look forward to reporting continued and growing success in the months and years ahead.

Réjean Gosselin, M.Sc.
President & CEO

Thomas L. Robyn, Ph.D.
Executive Chairman

Questions and Answers

A Discussion with Management

Q.: As the Company pursues pilot mining and exploration simultaneously, what are the benefits to shareholders of this "hybrid" model?

The primary benefit is that the Company can pursue an aggressive exploration program without having to raise the funds to do so and, therefore, prevent dilution for shareholders. Data from pilot mining also allow the Company to establish various parameters that are essential for a feasibility study, such as metallurgical recoveries, market value of the concentrates produced, and mining and milling costs. It also allows us to train our local staff in mechanized mining techniques.

Q.: Is it accurate to say that Dia Bras has brought "Canadian-style mining" to Mexico, and if so, what is the significance?

Many Canadian companies are active in Mexico, and some are operating mines, so it is not accurate to say that Dia Bras is alone in bringing Canadian-style mining to the country. It is more accurate to point out that Dia Bras has been very aggressive and entrepreneurial in starting pilot mining, with zero or limited mine data, and relying on the expertise and ability of its staff to take properties to pilot mining so that cash flow can help finance the Company's activities in exploration and mine development.

Q.: How have the efficiency and scale of the Malpaso mill been enhanced?

The Bolivar circuit of the Malpaso mill has been enhanced by adding ball mills to increase milling capacity to 350 tonnes per day, as well as adding filters, pumps, automated reagent controls and other equipment to improve the mill's efficiency. We have also drilled our own water well to provide the extra water needed for the expanded mill capacity, and we have increased the power level to the mill.

Installation of the El Triunfo circuit was completed during December 2006, which added an independent circuit of 500 tonnes per day capacity to the mill. This circuit had been commissioned, and the full capacity was reached in April 2007.

Q.: What are the nature, extent and importance of institutional shareholdings in Dia Bras?

Institutional holdings of Dia Bras shares are significant, with more than half the Company's 110.1 million outstanding shares held by North American and European institutions, the most important holding being about 11%.

Q.: What events in the world economy are impacting the price of zinc, copper, and silver?

Strong demand for these metals has been driven by the change in China's economy. China had been a net exporter of these and other metals for decades, but in 2003-2004 became a net importer as a result of the demand due to large infrastructure developments in the country. India has experienced a similar reversal. The strong increase in demand for metals came after decades of neglect and underfunding of exploration by mineral companies, with the result that few new deposits are ready for development. This situation is expected to continue for several years, which is why many mining analysts have stated that the mining business is at the beginning of a "super cycle" of increased metal demand and prices.

Q.: What is the Company's current estimate of the life span of possible mines on its principal properties in Mexico?

Both the Bolivar and the Cusi properties contain mineralization related to copper porphyry deposits, which are some of the largest tonnage deposits in the world. Moreover, these deposits generate several related deposit types, such as skarns of various types, replacement deposits, breccia pipe deposits, and vein deposits of base and precious metals. Mining camps such as Santa Rita (New Mexico), Yerington (Nevada), Butte (Montana), Bingham (Utah), Cananea (Sonora, Mexico) and Miami-Inspiration (Arizona) are examples of this deposit type located in southwestern United States and northwestern Mexico, which measure the life of their associated mining camps in many decades and in some cases (Cananea) in centuries. However, we still need to validate the economic potential of our deposits before we can confirm any duration of mining life.

Q.: What is the Company's level of satisfaction in regard to the past year's production numbers, revenue figures, and exploration progress?

The Company exceeded its forecast for 2006 in tonnes milled and production value, so we are pleased with the year's results. Exploration was focused in the immediate mine area of Bolivar in early 2006, as the Company focused on replacing the mineralized rock that it had mined and processed. Exploration is now shifting away from the immediate mine area in order to discover and define the resources needed to justify construction of a mill at the Bolivar mine. We continue to expand the area of known mineralization in both the Upper and Lower Skarn Horizons at Bolivar, and we are confident that we will identify sufficient resources to initiate a feasibility study for a mill.

Exploration at Cusi is currently focused on defining sufficient tonnage of mineralized rock to initiate pilot mining until more step-out exploration can be done in preparation for a feasibility study that would address the possibility of a mill on site. Such a study will not be a near-term exercise, and management will monitor progress and determine when it is expedient for a study. We are pleased with the exploration results to date, keeping in mind that the Company acquired the Cusi district only in mid-2006. Results of exploration to date support our original concept that the Cusi silver district has a significant potential for new discoveries.

Q.: How would management respond to a takeover bid?

Two major responsibilities of management are to increase the value of the Company and to protect the interests of the Company's shareholders. Any issue that arises for the Company and management is evaluated within the context of those primary responsibilities.

Q.: Why should shareholders in a company that operates in Mexico like Dia Bras feel just as secure about their investment as would shareholders in a company that mines in Canada?

Investors evaluate their potential investments in various ways, including the mining and economic climate in which they are considering investing. Various countries have various issues of interest to shareholders, including environmental issues, political stability, mining laws and regulations, labour factors, observance of the rule of law, operating costs, etc. Each investor has a different point of view and tolerance with regard to these factors, and must make his decision accordingly. With reference to Mexico specifically, it is today a country seeking to maximize the potential of its resources and is ranked among the low-risk countries for foreign investment, according to a recent report from Ernst & Young.

Q.: What risks do the shareholders in Dia Bras face?

Shareholders in Dia Bras face the same risks as other investors in the mining business. These include variations in metals prices, changes in mining laws and regulations, and changes in the world economy as well as risks that are specific to various countries and projects. Mining projects can face changes in labour laws, taxation levels, and other factors out of management's control. Investors must evaluate their own tolerance for risk and invest accordingly.

Activity Report

Bolivar 2006 Exploration

Geological results from our 2006 exploration program indicate the potential for major discoveries at Bolivar in 2007. Mineralization on this property is related to a copper porphyry system. Typically, such systems generate skarn deposits, replacement deposits, breccia pipe deposits and other types of deposits - all of which constitute attractive targets.

What we learned in the past year is that we are dealing with two layers of skarn mineralization. Exploration followed the mineralization associated with the Upper Skarn Horizon, hosting the Bolivar mine, and the Lower Skarn Horizon, which hosts the South Bolivar mineralization. The Upper Skarn Horizon is rich in copper and zinc; the Lower contains copper, iron, gold and silver. As we conducted our drilling, mapping and sampling, we found that the mineralization of both these layers extends more than 3.0 kilometres along strike.

In the Upper Skarn Horizon, we encountered grades of 30% to 40% zinc, and 6% to 8% copper over several metres. Of course, that is not typical, but it shows how powerful the system can be. In the Lower Skarn, we encountered grades of up to 3.5% copper and 40% iron over several metres. Since Bolivar is related to a copper porphyry intrusion, we are reminded of a number of similarly derived mines that became famous in North America.

More than 10,000 metres of drilling was performed at Bolivar in 2006.

Bolivar 2007 Exploration Program

The Company has budgeted to drill 25,000 metres during 2007 in order to follow up and define mineralized zones. This drilling program will aim at defining resources, expanding known resources and exploring for new ore-bearing structures. Four drill rigs will be used full time on this program; two will be dedicated to resource definition, one on the extension of the known resource area and one on exploration.

- A 5,000-metre drilling program will be undertaken on the Upper and Lower Skarn Horizons, from the Bolivar mine to El Gallo, in order to obtain an updated NI 43-101 resource definition of the Bolivar area.

- A 15,000-metre drilling program will allow the Company to evaluate the extension of the high-grade targets of the Upper Skarn Horizon and also test the Lower Skarn Horizon north and east of the Bolivar mine. This program will focus on the immediate area of the known mine resource and multiple showings (Bolivar NW, La Increíble, El Gallo, La Montura).

- A further 5,000-metre drilling program will allow the Company to demonstrate the tonnage potential of the Bolivar property. This drilling will be dedicated to test the strike extension of the favorable Upper and Lower Skarn Horizons over 2,000 metres of strike length from La Montura to El Val.

Bolivar Pilot-Mining Activities During 2006

In 2006, the steadily growing pace and efficiency of our operation at Bolivar allowed the extraction of successively greater volumes of material. Month after month, we surpassed the previous production figures. We pilot mined a total of 96,575 dry metric tonnes ("DMT") averaging 10.63% zinc and 2.03% copper and processed the material at our Malpaso mill, bringing to market a total of 16,183 DMT of zinc concentrate and 5,507 DMT of copper concentrate with recoveries averaging 91.9% for zinc and 80.6% for copper. Our revenues from production out of Bolivar in 2006 amounted to US$26.8 million. We have gleaned valuable information from the pilot-mining program while preparing for a full feasibility study; it provides guidance for a drilling program that aims to identify and confirm large resource deposits.

Pilot-mining activity at the Bolivar deposit is focused on two main mineralized trends, Rosario and Fernandez, which include the Brecha Linda zone. Both are accessible from existing workings and are defined by exploration drilling and underground development.

The Bolivar underground mine is developed with two levels and three sublevels driven from two adits at elevations of 1,820 metres and 1,875 metres above the mean sea level on the main Rosario Trend. Additional sublevels have been developed along the easterly Fernandez Trend. Ramps have been driven from level 1 to level 2, and from level 6 to level 7.

Potential New Mill at Bolivar

Subject to completion of the scoping and feasibility studies previously mentioned, we are planning to build a mill on our Bolivar property. An on-site mill will eliminate the need to transport our ore over a long distance. It will also allow for the processing of greater volumes of ore.

Once we break ground, we plan to have it in operation within 12 months. We have already identified the location, the means by which we will satisfy infrastructure (water and electrical) requirements, and the method by which we will move the ore from the mouth of the mine to the gate of the mill. The tonnage capacity of the mill will be determined by the results of the feasibility study.

Building a mill within a couple of kilometres of the mine will lower our costs and thereby increase our operating margins. The proximity of the mill will also allow us to extract lower grade ore and still maintain an interesting operating margin. The case for a mill at Bolivar is persuasive.

Acquisition of Cusi

The acquisition of this silver district in mid-2006 was a major coup for the Company. The investment community supported this strategy in that it recognized that Dia Bras now had two "Company maker" properties. Furthermore, the attractiveness of silver is constantly improving and could grant a large premium to the market capitalization of the Company in the future. The Company will be less sensitive to base metal fluctuations as it will have two major assets in different categories - precious metals and base metals.

The Company entered into agreements in May and June 2006 and staked ground in order to gain interest in more than 7,900 hectares (79 square kilometres) of contiguous land. The properties were previously owned by Mexican families, private companies, and one publicly owned company. In addition, the Company has claimed open ground in the district.

The history of the Cusihuiriachic silver district extends over three hundred years. The abundance of this precious metal first attracted fortune hunters to Cusi in the late 1600s. The district is located centrally in the province that has helped make Mexico the source of one third of all the silver ever produced in the world. The acquired assets include 12 inactive mines, each located on a mineralized structure. These former mines historically produced high-grade silver but became inactive at a time of plummeting silver prices; most have never been explored at depth, and none with modern techniques.

The infrastructure in the area of Cusi is excellent and adequate for our needs. The district is located 40 kilometres from our Malpaso mill. Two thirds of that distance is flat paved highway, the rest a flat dirt farm road, resulting in lower transportation costs to our mill. Cusi is also 20 kilometres from Cuauhtemoc, a city of 200,000 citizens and a major farming and industrial center. Cusi owes its origins to the silver mines, so supplies and skilled labour are readily at hand.

Cusi 2006 Exploration

In mid-2006, we launched our Cusi exploration program of geological mapping, topographic surveying, diamond drilling and sampling.

A total of 11,700 metres of drilling was completed in the Cusi camp, of which 5,500 metres were drilled at San Miguel and La Bamba and the rest equally split between Santa Edwiges/San Nicolas and La India. The San Miguel and Promontorio mines are being dewatered, and former underground workings refurbished. We are aiming to define sufficient mineralization so that an initial resource calculation can be made over the course of 2007 or early in 2008.

The highlight of the 2006 program was the intersection of 35.4 kg/t Ag over 0.4 metres from La India and the channel sampling in Santa Edwiges that yielded 2.7 kg/t Ag over 3.62 metres.

Geological mapping identified a large vein and alteration system hosted by a thick felsic ignimbrite near a fault contact with a younger andesite. More than 90 kilometres of strike length of veins have been identified. The two major directions of the mineralized structures are ENE and WNW.

La India

This former mine, 100% owned by Dia Bras, has two accessible levels. The Company collected a total of 166 samples along three veins, with adjacent breccia zones, over a distance of 300 metres. A section from level 2, comprising 19 composite channel samples on seven different sections, gave an average of 231 g/t Ag along a 40-metre strike length with an average width of 1.87 metres. Sixteen diamond drill holes totaling 2,832 metres were completed in this area. Drill core from La India property yielded 35.4 kg/t Ag over 0.4 metres. These results represent bonanza grade; at the very least they tell us that we have the potential of finding major deposits of silver in the district; they support our belief that Cusi has barely been touched insofar as modern mining is concerned.

Santa Edwiges

In 2006, we mapped and sampled part of the underground workings of this inactive mine. In total, 457 samples were collected along an access drift of 650 metres cutting four mineralized structures ranging in thickness from 1.5 to 30 metres. In addition, approximately 533 metres of drilling was completed in five diamond drill holes. Perhaps most significantly, subsequent to year end, channel sampling in Santa Edwiges encountered 2.7 kg/t Ag over 3.62 metres. The cleaning and opening of the old workings at Santa Edwiges is being performed to prepare a test bulk sample of sulfide material to be treated at the Company's Malpaso mill.

Promontorio

The Promontorio mine was formerly developed underground, but its operations ceased when silver prices fell. The Promontorio workings are being dewatered and rehabilitated. Unsubstantiated historical mine records indicate areas of high-grade blocks of ore, and within a short time we anticipate confirming their presence. We could then rapidly begin extracting significant amounts of ore from the Promontorio mine.

La Bamba and San Miguel

Dia Bras holds two options to earn an interest of up to 70% of the inactive La Bamba and SanMiguel mines.

La Bamba
La Bamba was formerly mined as an open pit. Diamond drilling results in 2006 included mineralized intersections ranging from 113 g/t Ag over 22.5 metres in hole DC06B37 to 981 g/t Ag over 1 metre in hole DC06B30. Over 250 truckloads of material from La Bamba were sampled and assayed at our Malpaso laboratory. The average head grade was 247.8 g/t Ag, 0.17% zinc, 0.21% Pb and 0.04% Cu.

San Miguel
The San Miguel mine shares the same mineralizing structure as La Bamba. In this mine of five levels (100, 200, 250, 300 and 500), the first three levels have been mapped and sampled by the Company. At the 100 level, two adjacent parallel zones (breccia and vein) extending north-south for 170 metres, have been identified. At the southern end of the level, where the breccia zone ranges from 1.5 to 4 metres in width, seven channel samples were collected. Assay results of these seven 3-metre long samples ranged from 150 g/t Ag to 880 g/t Ag and averaged 565.7 g/t Ag or 18.19 oz/ Ag. The Company completed approximately 2,200 metres in eleven diamond drill holes at San Miguel. These holes were drilled to test mineralized areas that would be easily accessible from the shaft below level 300. Except for two holes which were terminated at a fault, all holes intersected the targeted mineralized zone.

Cusi 2007 Exploration Program

The objectives of the 2007 program are twofold: discover a high-value deposit and define sufficient mill feed for the Company's Malpaso mill. These tasks will be undertaken by continuing the program put in place in June 2006. The program will consist of geological mapping, definition, extension, and exploration drilling as well as dewatering, rehabilitation and development of the inactive mines. Regional scale mapping will be extended to the rest of the property, while local detailed mapping and sampling of the mineralized structures and veins will be completed.

Three surface drill rigs will perform the 25,000 metres of drilling planned for 2007. A total of 11,000 metres will be drilled to test new targets identified by the geological mapping program in 2006 and 2007, including 2,000 metres to further explore La India. The remaining metres will be drilled at San Miguel-La Bamba and in the area of Santa Edwiges-San Antonio-Santa Marina. In addition, two underground drills will test the extension of the zones found at Santa Edwiges-Promontorio.

Pilot Mining at Cusi

At the end of the year, the Company received the first technical report on its Cusi silver project. The NI 43-101-compliant report, prepared by Scott Wilson Roscoe Postle Associates Inc., concluded that there is good potential for economic silver-gold mineralization on the Cusi property. In 2007, we aim to learn more, as we have done and continue to do at Bolivar, with a pilot-mining project.

Extraction of tonnage at Cusi for processing at the Malpaso mill will likely commence in the third quarter of 2007. In preparation, we are fine-tuning the mill circuit and adding a gravity circuit consisting of a Falcon concentrator and shaking tables. We are also applying for a permit so that we can leach the oxidized material from Cusi. Once all the equipment is in place, we plan to begin milling material from our open-pit operations at La Bamba and San Nicolas.

The Malpaso Mill

Since acquiring and refurbishing the Malpaso mill we have steadily increased its throughput capacity, taking its performance of 100 tonnes per day to a capacity of 300 tonnes per day during 2006. Throughout the past year, our team continued to fine-tune the Bolivar circuit of the mill, which is now processing material at 350 tonnes per day. The Company's program to improve the efficiency of the Malpaso mill led to: (1) peaks of 410 tonnes per day of material processed; (2) an increase in the recovery of copper to an average of 85% from the initial average of 70%; and (3) an increase in the recovery of zinc to an average of 92% from the initial average of 84%.

To accommodate the material from our acquisition of the Cusi silver district, we added a second mill circuit ("El Triunfo") on the property at Malpaso. The El Triunfo circuit adds a capacity of 500 tonnes per day, and we plan an upgrade that will enable it to process 1,000 tonnes per day. The total capacity of our Malpaso mill, once we maximize the potential of the El Triunfo circuit, will be 1,350 tonnes per day.

Should we bring into operation a new mill at Bolivar, we will dedicate the Malpaso mill exclusively to Cusi material. The flotation recovery method that we use at Malpaso represents the best means of recovering sulfide minerals. Accordingly, the circuit at Malpaso now dedicated to Bolivar material will work well with the sulfide minerals from Cusi.

Promontorio Property

During 2006, the Company conducted an exploration program at Promontorio, including geological mapping, ground geophysical surveys and core drilling of a large induced polarization target with significant gold anomalies in surface samples. No other program is being considered for the immediate future.

Dia Bras and Local Communities

We maintain excellent and increasingly good relations with the local population. As this report was being prepared, we received a letter of gratitude from the healthcare authority that oversees the towns and villages adjacent to our properties in the state of Chihuahua. The detailed letter expresses clearly that, as a result of our revitalization of the area's traditional industry, the well-being of the local people has been noticeably affected. The quality and quantity of the basic amenities of life - food, housing, schooling and the provision of medical attention - have all improved in the area. Dia Bras employed some 350 local people in 2006. The Malpaso mill is 100% staffed by Mexican nationals. As Dia Bras pursues its programs of exploration and value creation, we expect to continue bringing major benefits to the local communities.

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the year ended December 31, 2006 and the nine-month period ended December 31, 2005 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 YEAR-END AND DATE OF MD&A

In 2005, the Company changed its year-end from March 31 to December 31. The MD&A for the year ended December 31, 2006 is as of April 27, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 YEAR 2006 HIGHLIGHTS

- Pilot-mining program at Bolivar mine meets forecasts and generates positive cash flow;
- Sales of concentrate total $35.6 million;
- New exploration sites are discovered at the extension of the Bolivar project;
- Important acquisition of an entire exploration silver district, the Cusi project, is made in May 2006, and the preliminary exploration program is started;
- Company closes a $10.5 million bought deal financing on August 17, 2006;
- Exercise of warrants raises $10.3 million in November 2006; and
- New processing circuit installed at Malpaso increases mill capacity to 850 tonnes per day.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company with rights and options on approximately 20 properties covering more than 15,000 hectares in the State of Chihuahua, Mexico.

In 2006, the Company's stock price performed very well, starting the year at $0.26 and closing at $1.19. During that period, the Company strengthened its operations through its continuing development at Bolivar, by making a very promising acquisition in the silver area with its Cusi project, by improving its overall operational facilities and by hiring additional highly qualified personnel.

During the year, the Company continued its pilot-mining program at the Bolivar Mine property. The short-term objectives of the pilot-mining program are: (i) to provide essential data on mining, transport and milling costs, logistics, mineralization rock grade, mill recovery performance, and metallurgy, which will be useful for pre-feasibility and feasibility studies at the Bolivar Mine property; and (ii) generate sufficient cash flow from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot-mining program started generating positive cash flow in December 2005 and continued throughout 2006.

Well supported by high market prices for zinc and copper, the Company completed a very productive year with its Bolivar pilot-mining program, where the Company met its 2006 targets in terms of tonnes processed and sales of concentrate.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 24 months before the Bolivar Mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar mine property. If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned. This policy would apply to any project that would go into pilot-mining mode.

Bolivar Mine property

The Bolivar property remains the main exploration target in the Cieneguita region. During the year ended December 31, 2006, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $19.7 million.

During the year, the Company processed 96,575 dry metric tonnes ("DMT") of material averaging grades of 10.63% Zn and 2.03% Cu. Recoveries at the Malpaso mill averaged 91.9% for zinc and 80.59% for copper resulting in the production of 16,183 DMT of zinc concentrate and 5,507 DMT of copper concentrate and total sales from pilot mining of $35,588,838.

Bolivar pilot-mining program

Summary - 2006

Summary of production and net smelter ("NS") production value

Note: Amounts are in US$.

Material Processed	Tonnes	Total Estimated NS Production Value[1] US$ (Millions)	Direct Operating Cash Costs[1] US$ (Millions)
Actual	96,575	26.8	11.5
Forecast	90,000	16.0	10.0
Over (under)	6,575	10.8	1.5

Zinc	Average Grade %	Recovery %	Zn Concentrate Production (DMT)	NS Production Value[1] US$ (Millions)
Actual	10.63	91.90	16,183	18.1
Forecast	11.00	85.00	14,800	10.4
Over (under)	(0.37)	6.90	1,383	7.7

Copper	Average Grade %	Recovery %	Cu Concentrate Production (DMT)	NS Production Value[1] US$ (Millions)
Actual	2.03	80.59	5,507	8.7
Forecast	2.50	75.00	6,400	5.6
Over (under)	(0.47)	5.59	(893)	3.1

Financial results

	Actual Year ended December 31, 2006 US$ (Millions)
Net smelter production value (1)	26.8
Direct operating cash costs (1)	11.5
Direct operating cash margin before amortization (1)	15.3

Note: The net smelter production value is estimated based on the monthly average prices of metal and consequently is different from the annual sales figure due to the timing of final settlement billings and the overall sales adjustments on final settlements of 2005 shipments.

Net smelter production value and
Cash operating costs/tonne processed

	Actual Year ended December 31, 2006 US$
Net smelter production value (1)	277.78
Direct operating cash costs (1)	119.64
Direct operating cash margin before amortization (1)	158.14

(1) Non-GAAP measures: The Company reports net smelter production value, direct operating cash costs, direct operating cash margin before amortization, net smelter production value per tonne, direct operating cash costs per tonne, and direct operating cash margin before amortization per tonne, even if it is a non-GAAP measure, to convey the approximate value of sales for the year, as well as isolate the measure of pilot-mining direct operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for the measure of performance prepared in accordance with GAAP.

Malpaso mill

During the year, following recommendations from a consulting metallurgist, the Company put in place a program to improve the overall efficiency of the Malpaso mill. Increased supervision combined with the installation of automated reagent controls and modifications to the equipment maintenance schedule have led to peaks of 410 tonnes per day ("tpd") of material processed and high plant availability.

The following are some of the results that have been achieved:

- Increased recovery for both copper and zinc to respective averages of over 80% and 90%;
- Minimal down time, starting in the third quarter; and
- Reduction of penalties due to the presence of other metals in the concentrate.

The installation of the Triunfo circuit, in the fourth quarter of 2006, will enable the feeding of material from Cusi as part of a bulk sample to begin in 2007. This circuit comprises a 500-tpd ball mill, which will increase the overall capacity to 850 tpd with design space provided for another similar ball mill. Recovery will be obtained from flotation cells, gravity and table systems.

The Triunfo circuit is in a building adjacent to the Malpaso circuit. Additional equipment has been and will be added to complete the overall facility.

Cusi 2006 exploration

In mid-2006, the Company initiated exploration activities at Cusi, which included geological mapping, topographic surveying, diamond drilling and sampling.

A total of 11,700 metres of drilling was completed in the Cusi camp, of which 5,500 metres were drilled at San Miguel and La Bamba and the rest equally split between Santa Edwiges/San Nicolas and La India. The San Miguel and Promontorio mines are being dewatered, and former underground workings refurbished. The Company aims to define sufficient mineralization so that an initial resource calculation can be made over the course of 2007.

The highlight of the 2006 program was the intersection of 35.4 kg/t Ag over 0.4 metres from La India and the channel sampling in Santa Edwiges that yielded 2.7 kg/t Ag over 3.62 metres.

Geological mapping identified a large vein and alteration system hosted by a thick felsic ignimbrite near a fault contact with a younger andesite. More than 90 kilometres of strike length of veins have been identified. The two major directions of the mineralized structures are ENE and WNW.

La India

This former mine (100% owned by Dia Bras) has two accessible levels. The Company collected a total of 166 samples along three veins, with adjacent breccia zones, over a distance of 300 metres. A section from level 2, comprising 19 composite channel samples on seven different sections, gave an average of 231 g/t Ag along a 40-metre strike length with an average width of 1.87 metres. Sixteen diamond drill holes totaling 2,832 metres were completed in this area. Drill core from La India property yielded 35.4 kg/t Ag over 0.4 metres. These results represent bonanza grade; at the very least they indicate the potential for finding major deposits of silver in the district; they support our belief that Cusi has barely been touched insofar as modern mining is concerned.

Santa Edwiges (option)

In 2006, the Company mapped and sampled part of the underground workings of this inactive mine. In total, 457 samples were collected along an access drift of 650 metres cutting four mineralized structures ranging in thickness from 1.5 to 30 metres. In addition, approximately 533 metres of drilling were completed in five diamond drill holes. Perhaps most significantly, subsequent to year-end, channel sampling in Santa Edwiges encountered 2.7 kg/t Ag over 3.62 metres. The cleaning and opening of the old workings at Santa Edwiges is being performed to prepare a test bulk sample of sulfide material to be treated at the Company's Malpaso mill.

Promontorio (option)

The Promontorio mine was formerly mined underground, but its operations ceased when silver prices fell. The Promontorio workings are being dewatered and rehabilitated. Unsubstantiated historical mine records indicate areas of high-grade blocks of ore, and within a short time we anticipate confirming their presence. We could then rapidly begin extracting significant amounts of ore from the Promontorio mine.

La Bamba and San Miguel (option)

Dia Bras holds an option to earn an interest of up to 70% in the La Bamba and San Miguel properties.

The statement of exploration expenditures incurred to date on those properties received a preliminary approval. Upon final acceptance, which is expected shortly, Dia Bras will exercise its first option to earn 50% in the properties.

La Bamba: La Bamba was formerly mined as an open pit. Diamond drilling results in 2006 included mineralized intersections ranging from 113 g/t Ag over 22.5 metres in hole DC06B37 to 981 g/t Ag over one metre in hole DC06B30. Over 250 truckloads of material from La Bamba were sampled and assayed at our Malpaso laboratory. The average head grade was 247.8 g/t Ag, 0.17% Zn, 0.21% Pb and 0.04% Cu.

San Miguel: The San Miguel mine shares the same mineralizing structure as La Bamba. In this mine of five levels (100, 200, 250, 300 and 500), the first three levels have been mapped and sampled by the Company. At the 100 level, two adjacent parallel zones (breccia and vein) extending north-south for 170 metres have been identified. At the southern end of the level, where the breccia zone ranges from 1.5 to 4 metres in width, seven channel samples were collected. Assay results of these seven 3-metre long samples ranged from 150 g/t Ag to 880 g/t Ag and averaged 565.7 g/t Ag or 18.19 oz/t Ag. The Company completed approximately 2,200 metres in eleven diamond drill holes at San Miguel. These holes were drilled to test mineralized areas that would be easily accessible from the shaft below level 300. Except for two holes, which were terminated at a fault, all holes intersected the targeted mineralized zone.

Promontorio project

The Company completed a drilling program in the first quarter of 2006 and made the necessary property payments to secure the land until June 2007. However, with the Cusi acquisition, management decided to focus its efforts on the Bolivar and Cusi areas for the rest of 2006.

The Company has had several discussions with interested third parties to option out the property with the objective to accelerate exploration activities. However, this was not a priority, and no agreement was reached.

1.5 SELECTED ANNUAL INFORMATION

	Year ended December 31, 2006 $	Nine-month period ended December 31, 2005	Year ended March 31, 2005 $
Sales of concentrate [i]	35,588,838	5,562,402	-
Write-off of mining assets	280,117	615,658	481,706
Loss	1,913,016	2,096,165	2,095,804
Loss per share	0.02	0.04	0.05
Total assets	52,750,931	25,420,216	20,668,572
Working capital	27,735,607	4,271,832	3,649,779
Cash and cash equivalents	19,704,587	3,556,961	2,954,870

[i]In accordance with the Company's accounting policy, revenue from the sales of concentrate from a pilot-mining program prior to the commencement of commercial production is recorded as a reduction of related costs and deferred exploration expenses and, therefore, does not appear in the Consolidated Statements of Operations and Deficit.

1.6 RESULTS OF OPERATIONS

Corporate

During the year ended December 31, 2006, the Company incurred a loss of $1,913,016 ($0.02 per share) compared with a loss of $2,096,165 ($0.04 per share) for the nine-month period ended December 31, 2005.

This loss is comprised of the write-off of mining assets for $280,117, which includes the abandonment of the El Magistral property in the Promontorio area, and the write-off of deferred costs - advance on royalty payment of $350,000, as the Company did not foresee using the Nichromet technology nor benefitting economically from it.

The loss also includes a non-cash expense related to stock-based compensation of $694,846 compared with $249,808 for the nine-month period ended December 31, 2005. This important increase is explained by the fact that the options granted after August 2006 were immediately vested at the date of grant, resulting in their total costs being accounted for during the period. The increased value of the Company's stock price during the year also affected the stock-based compensation cost since it is an important factor of the cost calculation. Prior to September 2006, the options vesting period was eighteen months.

The loss includes a net gain on currency exchange of $289,784 on monetary assets, due to the increased value of the Mexican peso versus the Canadian dollar, mostly in the latter part of the year.

Total investor relations and corporate development expenses amounted to $395,968 during the year compared with $50,586 for the nine-month period ended December 31, 2005. The Company launched an aggressive investor relations program by being very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montreal. The Company also attended key industry exhibitions worldwide. In the fourth quarter of 2006, as the maturity date of the warrants was approaching, efforts were made to follow up on outstanding warrants including visits with warrant holders. These efforts were rewarded as the Company raised approximately $10.3 million from the exercise of the warrants.

Administrative expenses increased compared with the nine-month period ended December 31, 2005, as the Company increased its number of full-time employees late in the third quarter of 2005. Those employees were employed full-time throughout 2006.

Results of the pilot-mining program at Bolivar

Total sales of concentrate in 2006, including provision for final billings, amounted to $35,588,838 compared with $5,562,402 for the nine-month period ended December 31, 2005. This amount exceeded the forecast of $20,000,000 as zinc and copper market prices had a spectacular rise mainly in the first quarter of 2006 and remained much higher than overall forecasts for the year. Total direct operating cash costs for the year amounted to approximately $13.5 million (US$11.5 million) (see note [(1)]Non-GAAP measures in Section 1.4).

The sales increase is due to higher volumes of material being processed in 2006 (96,575 DMT compared with 50,371 DMT for the nine-month period ended December 31, 2005) and mostly to higher average grades of material processed of 10.63% Zn and 2.03% Cu (8.1% Zn and 1.89% Cu in 2005), combined with a major increase in metal prices with peaks as high as 108% for Zn and 77% for Cu, compared with average metal prices in 2005.

Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. The total sale is provisionally priced and ninety percent of the sale's estimated value is billed at the date of the shipment, and the remaining final settlement billing is done later at the confirmed quotation date. Payment is normally received within 48 to 72 hours after billing is sent to the client.

1.7 Summary of Quarterly Results

Quarter ended	**Loss** $	**Loss per share** $
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	< 0.01
June 30, 2005	337,432	< 0.01
March 31, 2005	496,456	< 0.01

1.8 Results of the Quarter Ended December 31, 2006

During the quarter ended December 31, 2006, the Company incurred a loss of $417,065 (<$0.01 per share) compared with a loss of $1,287,232 ($0.02 per share) for the same period in 2005. This loss is mainly attributable to the write-off of mining assets for $280,117 which includes the abandonment of the El Magistral property in the Promontorio area and the write-off of deferred costs - advance on royalty payment of $350,000.

Investor relations and corporate development expenses increased during the fourth quarter, which included the field trip of analysts and investors to our Mexican project, as well as the continuing investor relations program, which included visits in Europe at the approach of the maturity date of the warrants in November 2006.

The loss also includes a non-cash expense adjustment in reference to the stock-based compensation cost of $67,071 and a net gain on currency exchange of $382,247 on the translation of local Mexican monetary assets, as the Mexican peso increased by 4.5% during the fourth quarter. The remaining portion of the quarterly loss is in accordance with the monthly corporate cost budget.

During the quarter, revenues from sales of concentrate from the pilot-mining program at Bolivar amounted to $9,101,459 including a provision for final settlement of $1,778,363. The program generated an operating cash flow of approximately $4.3 million, which helped finance exploration and capital expenditures as well as property payments.

1.9 Liquidity

As at December 31, 2006, the Company has a working capital of $27,735,607 including $19,704,587 in cash and cash equivalents compared with $4,271,832 as at December 31, 2005, including $3,556,961 in cash and cash equivalents. This level of working capital is adequate to support the current level of operations and the exploration program for 2007. The increase of working capital and cash improvement as compared to 2005 is due to the closing of the $10.5 million bought deal financing in August, the exercise of warrants for $10.3 million in November, and cash flow generated from the Bolivar pilot-mining program.

As at December 31, 2006, sales tax and other receivables amount to $3,981,826 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credits. The Company is still facing delays in recovering the IVA (local sales tax) mostly from 2005. As at December 31, 2006, no allowance has been taken with respect to any of the amounts receivable. The Company is regularly monitoring and meeting with local Mexican IRL authorities and has hired a consultant to address the situation.

Receivables of $3,347,046 ($327,000 as at December 31, 2005) include a provision for settlement billings of $1,778,363 as at December 31, 2006. The actual final billing could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amount to $830,978 ($749,676 as at December 31, 2005) and are comprised of current usual business transaction balances.

1.10 Capital Resources, Investing and Financing Activities

The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares and the sales of concentrate from the ongoing pilot-mining program at the Bolivar mine.

During the year, the Company completed an offering of 14,950,000 common shares at a price of $0.70 per common share for gross proceeds of $10,465,000. An underwriter fee of 7% ($732,550) was paid, and a total of 1,046,500 compensation options (7% of total common shares issued) were issued in favour of the underwriters. During 2005, the Company raised $4,500,000 through the completion of private placements.

During the year, 11,423,219 warrants were exercised at a price of $0.90 for a total cash consideration of $10.3 million, and 252,917 stock options were exercised for a total of $84,037.

As indicated earlier, the pilot-mining program generated sales of $35.6 million and cash flow of $32.6 million of which positive cash flow was used in the development of the Bolivar property and to fund its exploration program.

During the year, the Company invested in capital expenditures including buildings, machinery, mining and transport equipment for a total amount of $7.1 million, which includes the installation of the new Triunfo processing circuit at Malpaso and equipment to support exploration activities at Cusi.

As at December 31, 2006, there is no outstanding balance of obligation related to assets under capital lease ($228,851, including a current portion of $90,904 as at December 31, 2005). These obligations related to rolling stock acquired and financed over periods of up to 36 months but for which the Company accelerated payment.

1.11 Financial Commitments

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used;
- A five-year lease for office premises at an annual rent of $60,000; and
- In order to exercise its various options on the mining properties, the Company would have to make the following payments:

Year	Amount US$
2007	2,572,500
2008	2,250,000
2009	2,562,500

1.12 Off-Balance

The Company did not enter into any off-balance sheet arrangement.

1.13 Related Party Transactions

During the year, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and are recorded at their exchange value.

1.14 Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies during the year. The Company evaluated that the new sections on financial instruments, effective January 1, 2007, of the Handbook of the Canadian Institute of Chartered Accountants (Sections 1530, 3855 and 3865) will have an impact on the consolidated financial statements as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit.

1.15 <u>Critical Accounting Policies</u>

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recognized as sales adjustments as they occur and until the price is settled.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in 2007.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.16 FINANCIAL INSTRUMENTS AND OTHER

The Company does not use financial or other instruments.

1.17 RISK AND UNCERTAINTIES

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.18 OUTLOOK

The Company began 2007 with a very optimistic view, having just moved last February 2007 into its new corporate offices. With approximately $16 million in cash currently on hand, nearly all of its equipment purchased, and no long-term debt or obligation other than the scheduled property payment, the Company was therefore in an excellent position to initiate an aggressive exploration program on both the Bolivar and Cusi projects which will include a 50,000-metre drilling campaign (25,000 on each project), data compilation, surface and underground geological mapping, and geochemical sampling.

However, the Company will face challenges such as the understanding of the different geological structures and wide exploration surface at Cusi, which will necessitate an important investment during the first three to six months in 2007.

The Company has recently obtained very excellent results from underground drilling at the Bolivar mine. The Company can therefore expect increasing grades and to continue producing cash flow to support exploration activities.

The Company will work to obtain results for a feasibility study at Bolivar to confirm the decision to construct a mill on site and to prepare for development and the necessary infrastructures that will enable commercial production to commence in late 2008 or early 2009.

The objectives for 2007 are as follows:

- Pursue exploration programs around the Bolivar region and at the Cusi camp projects with the objective of testing expected potential and perhaps make a major discovery;
- Drill 50,000 metres of exploration diamond holes, 25,000 metres at Bolivar and 25,000 metres at Cusi;
- Bolivar pilot-mining program - Mine and process 129,000 DMT of material averaging 7.5% Zn and 1.5% Cu;
- Complete a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized mill on site; and
- Initiate a bulk-sampling program and eventual pilot-mining activity at Cusi, and begin to produce and sell silver concentrate.

1.19 Disclosure controls and procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") evaluated the effectiveness of the Company's disclosure controls and procedures as at the financial year ended December 31, 2006. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them in a timely fashion to enable management to decide if disclosure was required.

1.20 Internal Control over Financial Reporting

Management has designed internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with Canadian generally accepted accounting principles. As at December 31, 2006, the CEO and the CFO evaluated the design of the ICFR.

Based on that evaluation, the CEO and the CFO concluded that a weakness existed in the design of the ICFR in regard to the determination and presentation of the current and future income tax provisions of the Company. The weakness identified in the Company's ICFR resulted in a greater likelihood that a material misstatement would not be prevented or detected. Henceforth, additional controls related to the review of the provision for income taxes will be put in place.

There have been no changes in the Company's ICFR that occurred during the most recent interim period ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

1.21 Other Requirements

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 – SECTION 5.3**

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the year ended December 31, 2006 Total $	For the nine-month period ended December 31, 2005 Total $
Balance – Beginning of period	12,442,680	-	1,094,667	13,537,347	10,197,775
Costs and deferred exploration expenses					
Property acquisition and related costs	321,704	3,056,422	113,723	3,491,849	451,263
Sampling	128,177	252,448	12,778	393,403	179,671
Geology consulting and management	983,345	342,207	36,228	1,361,780	660,598
Geophysical survey	6,915	-	-	6,915	27,927
Drilling and mining development	3,295,102	2,530,875	37,841	5,863,818	1,352,627
Pilot milling	3,538,455	-	-	3,538,455	1,570,210
Supervision and local administrative costs	902,294	409,147	29,854	1,341,295	1,056,287
Transportation costs	6,866,742	96,082	6,389	6,969,213	2,530,748
Roads	1,275	14,718	-	15,993	41,725
Camp costs and food	1,369,021	61,334	-	1,430,355	550,053
Capitalized amortization of exploration buildings and equipment	1,417,937	260,876	7,926	1,686,739	833,442
Stock-based compensation costs	830,690	164,324	6,159	1,001,173	205,011
	19,661,657	7,188,433	250,898	27,100,988	9,459,562
Write-off of mining assets – Costs and deferred exploration expenses	-	-	(147,635)	(147,635)	(557,588)
Sales of concentrate	(35,588,838)	-	-	(35,588,838)	(5,562,402)
	(15,927,181)	7,188,433	103,263	(8,635,485)	3,339,572
Transfer to excess cost recovery – pilot mining	6,770,293	-	-	6,770,293	-
	(9,156,888)	7,188,433	103,263	(1,865,192)	3,339,572
Balance – End of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of outstanding securities as at April 27, 2007

Common shares: 110,098,655

Warrants: nil

Compensation options: (Each compensation option entitles its holder to purchase one common share of the Company at the price of $1.00 until August 16, 2007): 1,046,500

Options outstanding: 9,964,583

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
500,000	0.75	February 2010
1,458,333	0.30	September 2010
125,000	0.22	September 2010
2,616,250	0.40	February 2011
1,920,000	0.90	September 2011
40,000	0.98	January 2012
1,775,000	1.10	April 2012

April 27, 2007

Management's Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements and other financial information included in the annual report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on estimates and judgments of management.

Management maintains accounting systems and internal control to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by shareholders, conducted an audit on the Company's consolidated financial statements. Their report is included.

The board of directors of the company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The board of directors carries out this responsibility through its audit committee, which is composed of three members. The committee meets twice a year with the external auditors, with and without management being present, to review the financial statements and to discuss audit and internal control related matters.

The audit committee of the board of directors approved the Company's consolidated financial statements.

Réjean Gosselin
President and Chief Executive Officer

Leonard Teoli
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502
Direct Fax (514) 205 5675

April 27, 2007

Auditor's report

To the Shareholders of Dia Bras Exploration Inc.

We have audited the consolidated balance sheets of **Dia Bras Exploration Inc.** as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year and the nine-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year and nine-month period then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

(An Exploration-Stage Company)

Consolidated Financial Statements

Year ended December 31, 2006
and
Nine-month period ended December 31, 2005

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Balance Sheets
As at December 31, 2006 and 2005

	2006 $	2005 $
Assets		
Current assets		
Cash and cash equivalents	19,704,587	3,556,961
Receivables (note 4)	3,347,046	327,000
Sales tax and other receivables	3,981,826	1,037,122
Inventories from pilot-mining program (note 5)	471,981	142,239
Temporary investment (note 6)	340,000	42
Prepaid expenses	20,168	94,048
Future income tax assets	758,402	-
	28,624,010	5,157,412
Mining assets (note 7)	24,126,921	19,912,804
Deferred costs – Advance on royalty payment (note 8)	-	350,000
	52,750,931	25,420,216
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	830,978	749,676
Income taxes payable (note 14)	57,425	45,000
Current portion of obligation related to assets under capital lease (note 9)	-	90,904
	888,403	885,580
Obligation related to assets under capital lease (note 9)	-	137,947
Excess cost recovery – pilot mining (note 7 (a) (i))	6,770,293	-
Future income tax liabilities (note 14)	727,765	397,600
	8,386,461	1,421,127
Shareholders' Equity		
Share capital (note 10)	51,308,067	26,921,601
Warrants and compensation options (note 11)	193,603	2,880,496
Contributed surplus (note 13)	6,590,223	4,802,240
Deficit	(13,727,423)	(10,605,248)
	44,364,470	23,999,089
	52,750,931	25,420,216

Commitments and Contingency (notes 18 and 19)

Approved by the Board of Directors,

Thomas L. Robyn, Director | **Philip Renaud, Director**

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Statements of Operations and Deficit

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Income		
Interest income	277,440	19,904
Gain on disposal of temporary investment (note 6)	152,800	26,218
Net gain on currency exchange	289,784	36,895
Miscellaneous revenues	5,000	-
	725,024	83,017
Expenses		
Administrative expenses	631,131	371,123
Professional and consulting fees	341,017	194,926
Information to shareholders and trustee fees	227,358	193,382
Investor relations and corporate development	395,968	50,586
Stock-based compensation costs (note 12)	694,846	249,808
Interest on obligation related to assets under capital lease	48,898	3,396
Other project costs	29,069	-
Loss on disposal of mining assets – Land, exploration buildings and equipment	10,448	-
Write-off of mining assets – Costs and deferred exploration expenses and deposits on mining assets (note 7(a) (iii), (v) and (vi))	280,117	557,588
Write-off of mining assets – Land, exploration buildings and equipment	-	58,070
Write-off of deferred costs – Advance on royalty payment (note 8)	350,000	-
Write-down of temporary investment	-	18,333
Amortization of property, plant and equipment	-	12,268
Amortization of intangible asset – Licence	-	27,102
	3,008,852	1,736,582
Loss before income taxes for the period	(2,283,828)	(1,653,565)
Income tax provision (recovery) (note 14)		
Current	57,425	45,000
Future	(428,237)	397,600
	(370,812)	442,600
Loss for the period	(1,913,016)	(2,096,165)
Deficit – Beginning of period	(10,605,248)	(8,468,556)
Share and warrant issue expenses	(1,209,159)	(40,527)
Deficit – End of period	(13,727,423)	(10,605,248)
Basic and diluted loss per share	(0.02)	(0.04)
Basic and diluted weighted average number of outstanding shares	89,634,481	58,376,171

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Statements of Cash Flows

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Cash flows from		
Operating activities		
Loss for the period	(1,913,016)	(2,096,165)
Adjustments for		
Future income taxes (note 14)	(428,237)	397,600
Gain on disposal of temporary investment (note 6)	(152,800)	(26,218)
Stock-based compensation costs (note 12)	694,846	249,808
Loss on disposal of mining assets	10,448	-
Write-off of mining assets – Costs and deferred exploration expenses (note 7 (a) (iii), (v) and (vi))	280,117	557,588
Write-off of deferred costs – Advance on royalty payment (note 8)	350,000	-
Write-down of temporary investment	-	18,333
Write-off of mining assets – Land, exploration buildings and equipment	-	58,070
Amortization of property, plant and equipment	-	12,268
Amortization of intangible asset – Licence	-	27,102
Unrealized loss on currency exchange	-	6,239
	(1,158,642)	(795,375)
Changes in non-cash working capital items (note 16)	(3,089,719)	(705,899)
	(4,248,361)	(1,501,274)
Financing activities		
Payment of obligation related to assets under capital lease (note 9)	(228,851)	(10,846)
Issuance of share capital (note 10)	20,829,934	5,820,439
Share and warrant issue expenses	(1,015,556)	(40,527)
Short-term loan	-	582,618
Reimbursement of short-term loan	-	(582,618)
	19,585,527	5,769,066
Investing activities		
Increase in mining assets	(31,595,096)	(9,184,506)
Sales of concentrate	32,568,792	5,235,402
Acquisition of temporary investment (note 6)	(600,000)	-
Disposal of temporary investment (note 6)	412,842	254,510
Disposal of mining assets	23,922	18,373
Disposal of property, plant and equipment	-	1,759
	810,460	(3,674,462)
Translation adjustments on cash and cash equivalents	-	(6,239)
Increase in cash and cash equivalents during the period	16,147,626	587,091
Cash and cash equivalents – Beginning of period	3,556,961	2,969,870
Cash and cash equivalents – End of period	19,704,587	3,556,961

1 Nature of operations

Dia Bras Exploration Inc. (the "Company"), an exploration-stage company, was incorporated under the *Canada Business Corporations Act* on April 11, 1996.

The Company has mining rights and options to acquire interests in mining properties located in the State of Chihuahua, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

In 2005, the Company began a pilot-mining program at the Bolivar Mine property in order to gather information and data in view of a pre-feasibility study. However, the Company has not yet reached the commercial production stage.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In 2005, the Company changed its year-end from March 31st to December 31st.

2 Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañia Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and interest-bearing, short-term liquid investments repurchasable at all times without penalties.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Inventories from pilot mining

Inventories from pilot mining consist of material and concentrate located at the plant and are recorded at the lower of cost and net realizable value.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recognized as sales adjustments as they occur and until the price is settled.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in 2007.

Land, exploration buildings and equipment

Land, exploration buildings and equipment are recorded at cost.

Amortization of exploration buildings and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	**Rate/Period**
Buildings	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies inventory

Supplies inventory is recorded at the lower of cost and replacement value.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence as at December 31, 2005 were recorded at cost. They were to be expensed as royalty payments on mineral production on properties covered by the agreement using the Nichromet technology, on the basis of a 1% net smelter return royalty, or written off upon non-performance of the Company's obligations or upon its decision not to use the license. The license was written off during the year ended December 31, 2006.

Stock option plan and stock-based compensation costs

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option vesting. The contributed surplus resulting from the stock-based compensation is transferred to share capital when the options are exercised.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are remeasured into Canadian dollars at the exchange rates in effect at the balance sheet date. Other assets and liabilities as well as items from the Consolidated Statements of Operations and Deficit are remeasured at the rates of exchange in effect on each transaction date. Gains and losses resulting from remeasurement are reflected in the Consolidated Statements of Operations and Deficit.

Foreign operations

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the Consolidated Statements of Operations and Deficit.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using substantively enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when, from available information, it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue expenses are accounted for in the period in which they are incurred and recorded as an increase in deficit in the period in which the shares are issued.

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the antidilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates, and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, receivables, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities namely, cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Commodity price risk

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

4 Receivables

The Company's receivables are detailed as follows:

	As at December 31, 2006 $	2005 $
Receivables from pilot-mining[(i)]	1,568,683	-
Provision for final settlement[(ii)]	1,778,363	327,000
	3,347,046	327,000

[(i)] Receivables have been collected subsequent to year-end.

[(ii)] The provision for final settlement represents the estimated amount to be recovered as at December 31, 2006 on shipments of concentrate for which the Company received provisional payments of approximately 90% at the date of shipment. Shipments which have not reached final settlement stage as at December 31, 2006 comprise approximately 7,430 tonnes of zinc concentrate and 4,090 tonnes of copper concentrate for which sales were valued at their forward price at year-end of US$1,494/t and US$1,585/t, respectively. These amounts do not take into account any changes in price after year-end, and therefore the realization value will differ when final settlement occurs.

5 Inventories from the pilot-mining program

	As at December 31, 2006 $	2005 $
Material	10,928	83,921
Concentrate	461,053	58,318
	471,981	142,239

6 Temporary investment

	As at December 31, 2006 $	2005 $
Pershimco Resources Inc. ("Pershimco") (a) 850,000 common shares and 850,000 warrants – Quoted market value of $501,500 as at December 31, 2006	340,000	-
Ecu Silver Mining Inc. (b) (as at December 31, 2005 – 166 common shares and 666,666 warrants – quoted market value of the common shares was $73)	-	42
	340,000	42

(a) Pursuant to the provisions of the Pershimco Agreement, the Company acquired, in November 2006, 850,000 units of Pershimco at $0.40 per unit, for a total amount of $340,000. Each unit is comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe for one additional common share of Pershimco at a price of $0.40 during a period of 12 months after the closing.

(b) As at December 31, 2005, the Company owned 666,666 warrants of Ecu Silver Inc. exercisable at a price of $0.39 per warrant. During the year ended December 31, 2006, the Company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842, thereby realizing a gain on disposal of $152,800.

7 Mining assets

	As at December 31, 2006 $	2005 $
Costs and deferred exploration expenses (a)	11,672,155	13,537,347
Land, exploration buildings and equipment (b)	10,446,092	4,979,639
Supplies inventory	1,366,801	1,119,116
Deposits on mining assets	641,873	276,702
	24,126,921	19,912,804

(a) Costs and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	As at December 31,		As at December 31,		As at December 31,	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Mexico (State of Chihuahua)						
Bolivar projects (options)						
Bolivar Mine* (i) (note 19)	-	1,433,381	-	7,858,922	-	9,292,303
Piedras Verdes (ii)	313,102	301,828	2,073,771	2,072,362	2,386,873	2,374,190
San José (iii)	141,288	74,864	271,504	271,504	412,792	346,368
Mezquital	27,299	24,495	99,105	99,105	126,404	123,600
La Cascada	10,110	8,282	133,577	133,577	143,687	141,859
Val	2,684	2,560	100,928	100,928	103,612	103,488
Other	68,860	27,158	43,564	33,714	112,424	60,872
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	249,425	135,702	948,505	811,330	1,197,930	947,032
El Magistral (v)	-	147,635	-	-	-	147,635
Cusi projects (vii)						
India – Marisa (a)	239,997	-	1,667,335	-	2,002,617	-
Holguin – San Juan (b)	1,463,823	-	-	-	1,368,538	-
San Miguel – La Bamba (c) (option)	221,285	-	1,204,497	-	1,425,782	-
Mineria Cusi – Santa Edwiges/San Nicolas (d) (option)	1,127,048	-	1,254,744	-	2,381,792	-
DBM	4,269	-	5,435	-	9,704	-
	3,869,190	2,155,905	7,802,965	11,381,442	11,672,155	13,537,347

	Costs		Deferred exploration expenses		Total	
	As at December 31,		As at December 31,		As at December 31,	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
***Bolivar Mine**						
Costs and deferred exploration expenses	1,630,929	1,433,381	32,750,018	13,421,324	34,380,947	14,854,705
Less: Accumulated sales of concentrate	(1,630,929)	-	(39,520,311)	(5,562,402)	(41,151,240)	(5,562,402)
	-	1,433,381	(6,770,293)	7,858,922	(6,770,293)	9,292,303
Less: Transfer to excess cost recovery – pilot mining	-	-	6,770,293	-	6,770,293	-
	-	1,433,381	-	7,858,922	-	9,292,303

(i) Bolivar Mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. The remaining payment of $189,313(1) (US$162,500) has yet to be made.

During the year ended December 31, 2006, the Company continued its pilot-mining program on the Bolivar Mine property. During that period, the Company sold zinc and copper concentrate in the amount of $35,588,838 (for the nine-month period ended December 31, 2005 – $5,562,402). In accordance with the Company's accounting policy, the income from sales of concentrate prior to the commencement of commercial production is accounted for as a reduction of related costs and deferred exploration expenses. Consequently, the $6,770,293 excess cost and deferred accumulated exploration expense recovery on the Bolivar Mine property is shown as a long-term liability on the Consolidated Balance Sheets.

(ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of $23,300(1) (US$20,000) will be made at the time of transfer of the property titles.

(iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the Santa María and San José, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

In December 2005, the Company decided to abandon the Santa María project. Therefore, no further payment will be made. Consequently, the Company recorded, during the nine-month period ended December 31, 2005, a write-off of mining assets of $403,152.

The remaining payments for the San José project, as at December 31, 2006, are as follows:

	Equivalent in C$	Payments in US$
January 2007	43,687(1)	37,500
July 2007	43,687(1)	37,500
January 2008	43,687(1)	37,500

Starting July 2008, the Company will pay a yearly advance royalty payment of $72,811(1) (US$62,500).

(iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

	Equivalent in C$	Payments in US$
June 2007	174,750(1)	150,000
June 2008	174,750(1)	150,000
June 2009	2,912,500(1)	2,500,000

(v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company could purchase a 100% interest in the El Magistral property for the sum of US$1,000,000, payable over a five-year period, including US$50,000 at the signing of the agreement.

In 2006, the Company decided to abandon the project and therefore did not make the November 2006 payment of $87,375(1) (US$75,000). Consequently, the Company wrote off the accumulated costs incurred of $147,635.

(vi) El Cumbre

All costs and deferred exploration expenses allocated to this project amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

(vii) Cusi Project

In May and June, 2006, the Company staked ground and entered into agreements in order to earn interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic ("Cusi") silver district in Chihuahua State, Mexico, located within 40 kilometres of the Company's Malpaso mill, as follows:

(a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for a cash payment of US$100,000 and the issue by the Company of 200,000 common shares of the Company at a price of $0.64 per share for a total of $128,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The property is subject to a 1.5% NSR of up to a maximum of $1,747,500[(1)] (US$1,500,000) in favour of Villalobos and Rodriguez with a $1,165,000[1)] (US$1,000,000) buy-back option.

(b) On May 2, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire properties covering 1,676 hectares for an aggregate cash payment of US$740,000, and the issuance by the Company of 1,000,000 common shares of the Company at a price of $0.64 per share for a total of $640,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The properties are subject to a 1.5% NSR of up to a maximum of $1,747,500[(1)] (US$1,500,000) in favour of Holguin. The NSR can be purchased for $1,165,000[(1)] (US$1,000,000). As at December 31, 2006, an amount of $191,225[(1)] (US$165,000) remains to be paid.

(c) On May 31, 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District owned by Pershimco by making a cash payment of US$200,000 and fulfilling work commitments as follows:

Equivalent in C$	Work commitment in US$	Cumulative interest earned %	Period
1,747,500[(1)]	1,500,000	50	until May 31, 2007
2,912,500[(1)]	2,500,000	20	until November 30, 2008
4,660,000	4,000,000	70	

The property is subject to a 2% NSR of which 1% may be bought back for $1,165,000[(1)] (US$1,000,000).

(d) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of $12.82[(1)] (US$11.00) per ounce or 3% NSR if the price of silver exceeds $12.82[(1)] (US$11.00) per ounce. The royalty is in favour of Minera Cusi. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

Remaining option payments are as follows:

	Equivalent in C$	Payments in US$
August 2007	2,330,000[1]	2,000,000
August 2008	2,330,000[1]	2,000,000

[1] Converted at the rate of exchange in effect on December 31, 2006

(b) Land, exploration buildings and equipment

	As at December 31, 2006		
	Cost $	Accumulated amortization $	Net $
Land	67,539	-	67,539
Buildings			
Plant[1]	1,512,348	220,582	1,291,766
Camp	397,346	89,721	307,625
Machinery and equipment	7,781,876	1,478,437	6,303,439
Computers and office furniture	547,618	207,382	340,236
Rolling stock	2,993,482	857,995	2,135,487
	13,300,209	2,854,117	10,446,092

	As at December 31, 2005		
	Cost $	Accumulated amortization $	Net $
Buildings			
Plant[1]	1,236,886	92,729	1,144,157
Camp	397,346	59,725	337,621
Machinery and equipment	2,801,458	579,361	2,222,097
Computers and office furniture	268,828	90,919	177,909
Rolling stock	1,229,158	361,417	867,741
Rolling stock under capital lease	235,566	5,452	230,114
	6,169,242	1,189,603	4,979,639

[1] During the nine-month period ended December 31, 2005, the Company, through a nominee, obtained control of the common shares in Compañia Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM"). It was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill (100 tpd) which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to the nominee, in the nine-month period ended December 31, 2005, an amount of $417,409 and committed itself to an additional amount of $233,180 (US$200,000). This latter consideration was included in accounts payable and accrued liabilities as at December 31, 2005 and was fully paid in 2006.

All additions to original milling capacity have been made by Nichromex S. de R.L. de C.V., a wholly owned foreign subsidiary.

8 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet Extraction Inc., an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000.

In addition, the agreement gave the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

In 2005, following certain conditions, Nichromet agreed to extend the expiry date of the Nichromet licence to July 2008.

Although the license is still in effect as at December 31, 2006, the Company has no current plan to use this technology and therefore will not benefit economically from it. Consequently, the Company wrote off the deferred costs.

9 Obligation related to assets under capital lease

During the year, the Company paid off the amount due under capital lease. At December 31, 2006, there is no balance due.

(a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

	As at December 31, 2006 $	2005 $
Years ending December 31, 2006	-	130,166
2007	-	96,599
2008	-	66,569
	-	293,334
Less: Interest	-	64,483
Total liability (b)	-	228,851
Less: Current portion	-	90,904
	-	137,947

(b) As at December 31, 2005, the obligation in the amount of $228,851 includes $68,259 payable in US dollars (US$59,355) and $160,592 payable in Mexican pesos (MP$1,461,369).

10 Share capital

Authorized
An unlimited number of common shares without par value

Issued
Changes in the Company's share capital were as follows:

	For the year ended December 31, 2006		For the nine-month period ended December 31, 2005	
	Number of shares	**Amount $**	**Number of shares**	**Amount $**
Balance – Beginning of period	81,724,769	26,921,601	51,457,477	20,782,703
Issued and paid in cash (i)	14,950,000	10,465,000	22,500,000	4,500,000
Issued for the acquisition of mining assets (note 7 (vii) (a) (b))	1,200,000	768,000	-	-
Issued following exercise of warrants ((ii) and note 11)	11,423,219	13,022,470	7,767,292	1,638,898
Issued following exercise of stock options (notes 12 and 13)	252,917	130,996	-	-
Balance – End of period	109,550,905	51,308,067	81,724,769	26,921,601

(i) (a) On August 17, 2006, the Company closed an offering on a bought-deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options to purchase an additional 1,950,000 common shares at $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000.

As a commission, the Company paid a cash consideration of $732,550 and issued to the agent 1,046,500 compensation options evaluated at $193,603 (note 11). This amount is included in share and warrant issue expenses in the Consolidated Statements of Operations and Deficit under share and warrant issue expenses. The compensation options entitle the holder to subscribe for the same number of common shares at a price of $1.00 per share until August 16, 2007.

The fair value of the compensation options was estimated using the Black-Scholes model based on the following assumptions:

Dividend yield	0%
Volatility	87.83%
Risk-free interest rate	4.33%
Expected life	1 year

As a result, the fair value of the compensation option was estimated at $193,603.

(b) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

(ii) (a) In November 2006, 11,423,219 warrants were exercised at the price of $0.90, for a total cash consideration of $10,280,897, including 1,100,067 warrants by directors and officers of the Company or company controlled by a director or officer of the Company for a total amount of $990,060. Consequently, the Company issued 11,423,219 common shares.

(b) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439.

11 Warrants and compensation options

Changes in the Company's outstanding common share purchase warrants and compensation options were as follows:

	For the year ended December 31, 2006			For the nine-month period ended December 31, 2005	
	Number of warrants	**Number of compensation options**	**Amount $**	**Number of warrants**	**Amount $**
Balance – Beginning of period	12,002,068	-	2,880,496	29,125,399	6,165,776
Issued (note 10 (i) (a))	-	1,046,500	193,603	-	-
Exercised (note 10 (ii))	(11,423,219)	-	(2,741,573)	(7,767,292)	(318,459)
Expired (note 13)	(578,849)	-	(138,923)	(9,356,039)	(2,966,821)
Balance – End of period	-	1,046,500	193,603	12,002,068	2,880,496

A summary of outstanding compensation options, entitling their holders to subscribe for an equivalent number of common shares, as at December 31, 2006, is as follows:

Exercise price	Number of compensation options	Expiry date
$1.00	1,046,500	August 16, 2007

12 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of December 31, 2006, the Plan provides that: i) the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 9,700,000 (5,900,000 as of December 31, 2005) common shares, and ii) that the maximum number of common shares that may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant (note 20).

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. All options granted before September 2006 have a vesting period of 18 months: 25% at the date of grant and 12.5% in each of the following six quarters. Beginning September 2006, options granted are entirely vested at the date of grant.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

On September 28, 2006, the Board granted a total of 2,000,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.90 until September 2011.

A summary of changes in the Company's stock options outstanding is presented below:

	For the year ended December 31, 2006		For the nine-month period ended December 31, 2005	
	Number of options	**Average exercise price $**	**Number of options**	**Average exercise price $**
Balance – Beginning of period	4,786,250	0.59	3,046,250	0.79
Granted	4,700,000	0.61	1,940,000	0.29
Exercised (note 10)	(252,917)	0.33	-	-
Expired or cancelled	(276,000)	0.72	(200,000)	0.85
Balance – End of period	8,957,333	0.60	4,786,250	0.59

A summary of options outstanding and exercisable as at December 31, 2006 is presented below:

	Number of options		
Exercise price	**Outstanding**	**Exercisable**	**Expiry date**
$0.85	845,000	845,000	October 2008
$1.30	40,000	40,000	January 2009
$0.75	1,189,000	1,189,000	August 2009
$0.75	500,000	500,000	February 2010
$0.30	1,598,333	1,398,541	September 2010
$0.22	125,000	109,375	September 2010
$0.40	2,660,000	1,662,500	February 2011
$0.90	2,000,000	2,000,000	September 2011
	8,957,333	7,744,416	

Total stock-based compensation costs for the year ended December 31, 2006 amount to $1,696,019 (note 13) (for the nine-month period ended December 31, 2005 – $454,819), including $1,001,173 (for the nine-month period ended December 31, 2005 – $205,011) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $694,846 (for the nine-month period ended December 31, 2005 – $249,808) was recorded in the Consolidated Statements of Operations and Deficit.

The estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the year ended December 31, 2006	**For the nine-month period ended December 31, 2005**
Average dividend per share	Nil	Nil
Estimated volatility	99.22%	102%
Risk-free interest rate	4.17%	3.5%
Expected life of options granted	4 years	4 years
Options granted which exercice price exceeds the market price of the stock on the grant date:		
Estimated fair value of option	$0.55	-
Exercice price	$0.90	-
Stock price at date of grant	$0.80	-
Options granted which exercice price equals the market price of the stock on the grant date:		
Estimated faire value of option	$0.28	$0.21
Exercice price	$0.40	$0.29

13 Contributed surplus

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Balance – Beginning of period	4,802,240	1,380,600
Stock-based compensation costs (note 12)	1,696,019	454,819
Exercise of options (note 10)	(46,959)	-
Warrants expired (note 11)	138,923	2,966,821
Balance – End of period	6,590,223	4,802,240

14 Income taxes

(a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Loss before income taxes	(2,283,828)	(1,653,565)
Combined federal and provincial income tax benefit at 32% (31% in 2005)	(730,825)	(514,600)
Income tax rate differential in Mexico	47,399	12,000
Impact of decrease in income tax rate on future income tax balance	149,235	-
Expired tax losses	25,338	-
Prior years reassessments	(159,295)	-
Stock-based compensation costs	222,351	77,800
Non-taxable portion of capital gain	(24,448)	-
Decrease (increase) in the valuation allowance	(120,012)	234,100
Foreign exchange gain (loss) taxable (deductible) in Mexico	(34,772)	295,000
Inflation taxable on net financial liabilities in Mexico	203,557	92,000
Permanent difference	102,864	-
Inflation on tax losses	(142,867)	-
Non-deductible items in Mexico	81,436	227,000
Other	9,227	19,300
	(370,812)	442,600

(b) Future income tax balances are summarized as follows:

	As at December 31, 2006 $	2005 $
Current future income tax assets		
Non-capital losses	746,246	26,000
Share issue costs	180,000	110,000
Other	69,156	-
	995,402	136,000
Long-term future income tax assets		
Property, plant and equipment	29,000	32,000
Mining assets	386,000	118,000
Non-capital losses	1,077,000	3,991,600
Capital losses	58,718	90,300
Share and warrant issue expenses	266,000	156,800
Other	157,000	210,000
	1,973,718	4,598,700
Total future income tax assets	2,969,120	4,734,700
Less: Valuation allowance	2,210,718	1,957,100
	758,402	2,777,600
Long-term future income tax liabilities		
Mining assets	727,765	(3,175,200)
Total net future income tax liability	30,637	(397,600)

(c) As at December 31, 2006, the cost for income tax purposes of the property, plant and equipment, mining assets and other costs totalled approximately $11,885,000. The difference between this cost and the amounts capitalized in the financial statements arises mainly as a result of the write-off of some of the mining assets, the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine. This cost may be applied to reduce future taxable income over an unlimited period of time.

(d) The Company has accumulated non-capital losses of approximately $3,910,963. These losses will expire from 2007 to 2026 as follows:

	$
Years ending December 31, 2007	183,502
2008	203,336
2009	122,399
2010	121,762
2011	122,399
2014	533,468
2015	2,790,554
2026	398,093

(e) The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $1,443,371 will be deductible over the next four years.

(f) The Company's balance of capital losses amounts to $266,426 and can be carried forward indefinitely against capital gains.

(g) These tax values of assets and liabilities have not been agreed to by the relevant tax authorities nor have they been disputed.

15 Asset retirement obligations

As at December 31, 2006, based on its review of the status of its operations under the current Mexican environmental legislation, the Company determined it does not carry any asset retirement obligation and, therefore, has not recognised such an obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

16 Statements of cash flows

(a) The changes in non-cash working capital items are as follows:

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Sales tax and other receivables	(2,944,704)	(25,250)
Inventories from pilot-mining program	(329,742)	78,361
Prepaid expenses	73,880	(85,229)
Accounts payable and accrued liabilities	98,422	(718,781)
Income taxes payable	12,425	45,000
	(3,089,719)	(705,899)

(b) Additional information – non-cash transactions

Issuance of shares for mining property	768,000	-
Stock-based compensation costs capitalized into mining assets (note 12)	1,001,173	205,011
Additions of mining assets included in accounts payable and accrued liabilities	17,120	671,150
Increase of accounts receivable included in sales of concentrate	3,020,046	327,000
Capitalized amortization of exploration building and equipment	1,686,739	833,442

(c) Interest and income taxes

Interest paid on obligation related to assets under capital lease	48,898	3,396
Income taxes paid	45,000	-

17 Related party transactions

(a) During the year ended December 31, 2006, companies controlled by officers of the Company charged consulting fees amounting to $946,145 (for the nine-month period ended December 31, 2005 – $517,688), including $602,571 capitalized to deferred exploration costs (for the nine-month period ended December 31, 2005 – $388,937). As at December 31, 2006, the balance due to these companies amounted to $42,361(as at December 31, 2005 – $11,840).

(b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 10 (i) (b) for a total consideration of $886,500 (during the year ended December 31, 2006 – nil).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

18 Commitments

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent is approximately $150,000 which is divided on a pro rata basis among the three companies. The Company's annual gross commitment is approximately $50,000.

In December 2006, the Company signed a five-year lease for office premises. The annual rent is approximately $60,000.

19 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar Mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

20 Subsequent events

On March 6, 2007, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 9,700,000 to 10,900,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding.

On April 3, 2007, the Board granted a total of 1,775,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at any time at a price of $1.10 until April 3, 2012.

21 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Dr. Thomas L. Robyn
Executive Chairman
Dia Bras Exploration Inc.
ST Group Inc.
Denver, United States
Director since August 2005

Dr. James A. Culver
President
TPG Commercial Finance
Nashville, United States
Director since February 2005

Réjean Gosselin
President and Chief Executive Officer
Dia Bras Exploration Inc.
Saint-Hilaire, Canada
Director since September 2003

Robert D. Hirsh
Managing Director
Scotia Capital Mexico
Mexico City, Mexico
Director since February 2005

Philip Renaud
Managing Director
Church Advisors
London, England
Director since October 2003

André St-Michel
Executive Vice-President
Dia Bras Exploration Inc.
Chihuahua, Mexico
Director since August 2006

OFFICERS

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M.Sc., P. Geo
President and Chief Executive Officer

André St-Michel, M.Sc., Eng.
Executive Vice-President

François Auclair, M.Sc. FGAC, P. Geo.
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B
Corporate Secretary

CORPORATE HEAD OFFICE

Dia Bras Exploration Inc.

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2
Canada

T: 514.393.8875
F: 514.393.8513

CHIHUAHUA OFFICE

Dia Bras Mexicana
Blas Cano de los Rios #606
Col. San Felipe
Chihuahua, Chihuahua C.P. 31240
Mexico

T: (52) 614.426.0212
F : (52) 614.426.6877

INVESTOR RELATIONS

Nathalie Dion
Investor Relations
Dia Bras Exploration Inc.
Suite 2750
600 de Maisonneuve Blvd.West
Montréal, Québec H3A 3J2

T: 514.393.8875, ext. 241

E-mail: ndion@diabras.com

Nicole Blanchard
Managing Partner
Sun International Communications
Suite 206
1565 de l'Avenir Blvd.
Laval, Québec H7S 2N5

T: 450.627.6600

E-mail: nicole.blanchard@isuncomm.com

EXCHANGE

TSX Venture Exchange

Symbol: DIB

ANNUAL MEETING

The Annual Meeting of Shareholders of Dia Bras Exploration Inc. will be held on June 7, 2007 at 10:00 a.m. at
The Fairmont Queen Elizabeth Hotel
900 Rene-Levesque Blvd. West,
Room Hochelaga 4, Level C,
Montréal, Québec.

Website: www.diabras.com

AUDITORS

PricewaterhouseCoopers LLP
1250 René-Lévesque Blvd. West
Suite 2800
Montréal, Québec
H3B 2G4

SOLICITORS

Heenan Blaikie LLP
Suite 2500
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 4Y1

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
Suite 700
1500 University Street
Montréal, Québec H3A 3S8

T: 1.800.340.4883 (U.S./Canada) or
1.514.982.7950 (international)

Website: www.computershare.com

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the year ended December 31, 2006 and the nine-month period ended December 31, 2005 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 YEAR-END AND DATE OF MD&A

In 2005, the Company changed its year-end from March 31 to December 31. The MD&A for the year ended December 31, 2006 is as of April 27, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 YEAR 2006 HIGHLIGHTS

- Pilot-mining program at Bolivar mine meets forecasts and generates positive cash flow;
- Sales of concentrate total $35.6 million;
- New exploration sites are discovered at the extension of the Bolivar project;
- Important acquisition of an entire exploration silver district, the Cusi project, is made in May 2006, and the preliminary exploration program is started;
- Company closes a $10.5 million bought deal financing on August 17, 2006;
- Exercise of warrants raises $10.3 million in November 2006; and
- New processing circuit installed at Malpaso increases mill capacity to 850 tonnes per day.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company with rights and options on approximately 20 properties covering more than 15,000 hectares in the State of Chihuahua, Mexico.

In 2006, the Company's stock price performed very well, starting the year at $0.26 and closing at $1.19. During that period, the Company strengthened its operations through its continuing development at Bolivar, by making a very promising acquisition in the silver area with its Cusi project, by improving its overall operational facilities and by hiring additional highly qualified personnel.

During the year, the Company continued its pilot-mining program at the Bolivar Mine property. The short-term objectives of the pilot-mining program are: (i) to provide essential data on mining, transport and milling costs, logistics, mineralization rock grade, mill recovery performance, and metallurgy, which will be useful for pre-feasibility and feasibility studies at the Bolivar Mine property; and (ii) generate sufficient cash flow from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot-mining program started generating positive cash flow in December 2005 and continued throughout 2006.

Well supported by high market prices for zinc and copper, the Company completed a very productive year with its Bolivar pilot-mining program, where the Company met its 2006 targets in terms of tonnes processed and sales of concentrate.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 24 months before the Bolivar Mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar mine property. If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned. This policy would apply to any project that would go into pilot-mining mode.

Bolivar Mine property

The Bolivar property remains the main exploration target in the Cieneguita region. During the year ended December 31, 2006, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $19.7 million.

During the year, the Company processed 96,575 dry metric tonnes ("DMT") of material averaging grades of 10.63% Zn and 2.03% Cu. Recoveries at the Malpaso mill averaged 91.9% for zinc and 80.59% for copper resulting in the production of 16,183 DMT of zinc concentrate and 5,507 DMT of copper concentrate and total sales from pilot mining of $35,588,838.

Bolivar pilot-mining program

Summary - 2006

Summary of production and net smelter ("NS") production value

Note: Amounts are in US$.

Material Processed			**Tonnes**	**Total Estimated NS Production Value[1] US$ (Millions)**	**Direct Operating Cash Costs[1] US$ (Millions)**
Actual			96,575	26.8	11.5
Forecast			90,000	16.0	10.0
Over (under)			6,575	10.8	1.5
Zinc	**Average Grade %**	**Recovery %**	**Zn Concentrate Production (DMT)**	**NS Production Value[1] US$ (Millions)**	
Actual	10.63	91.90	16,183	18.1	
Forecast	11.00	85.00	14,800	10.4	
Over (under)	(0.37)	6.90	1,383	7.7	
Copper	**Average Grade %**	**Recovery %**	**Cu Concentrate Production (DMT)**	**NS Production Value[1] US$ (Millions)**	
Actual	2.03	80.59	5,507	8.7	
Forecast	2.50	75.00	6,400	5.6	
Over (under)	(0.47)	5.59	(893)	3.1	

Financial results

	Actual Year ended December 31, 2006 US$ (Millions)
Net smelter production value (1)	26.8
Direct operating cash costs (1)	11.5
Direct operating cash margin before amortization (1)	15.3

Note: The net smelter production value is estimated based on the monthly average prices of metal and consequently is different from the annual sales figure due to the timing of final settlement billings and the overall sales adjustments on final settlements of 2005 shipments.

Net smelter production value and
Cash operating costs/tonne processed

	Actual Year ended December 31, 2006 US$
Net smelter production value (1)	277.78
Direct operating cash costs (1)	119.64
Direct operating cash margin before amortization (1)	158.14

(1) Non-GAAP measures: The Company reports net smelter production value, direct operating cash costs, direct operating cash margin before amortization, net smelter production value per tonne, direct operating cash costs per tonne, and direct operating cash margin before amortization per tonne, even if it is a non-GAAP measure, to convey the approximate value of sales for the year, as well as isolate the measure of pilot-mining direct operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for the measure of performance prepared in accordance with GAAP.

Malpaso mill

During the year, following recommendations from a consulting metallurgist, the Company put in place a program to improve the overall efficiency of the Malpaso mill. Increased supervision combined with the installation of automated reagent controls and modifications to the equipment maintenance schedule have led to peaks of 410 tonnes per day ("tpd") of material processed and high plant availability.

The following are some of the results that have been achieved:

- Increased recovery for both copper and zinc to respective averages of over 80% and 90%;
- Minimal down time, starting in the third quarter; and
- Reduction of penalties due to the presence of other metals in the concentrate.

The installation of the Triunfo circuit, in the fourth quarter of 2006, will enable the feeding of material from Cusi as part of a bulk sample to begin in 2007. This circuit comprises a 500-tpd ball mill, which will increase the overall capacity to 850 tpd with design space provided for another similar ball mill. Recovery will be obtained from flotation cells, gravity and table systems.

The Triunfo circuit is in a building adjacent to the Malpaso circuit. Additional equipment has been and will be added to complete the overall facility.

Cusi 2006 exploration

In mid-2006, the Company initiated exploration activities at Cusi, which included geological mapping, topographic surveying, diamond drilling and sampling.

A total of 11,700 metres of drilling was completed in the Cusi camp, of which 5,500 metres were drilled at San Miguel and La Bamba and the rest equally split between Santa Edwiges/San Nicolas and La India. The San Miguel and Promontorio mines are being dewatered, and former underground workings refurbished. The Company aims to define sufficient mineralization so that an initial resource calculation can be made over the course of 2007.

The highlight of the 2006 program was the intersection of 35.4 kg/t Ag over 0.4 metres from La India and the channel sampling in Santa Edwiges that yielded 2.7 kg/t Ag over 3.62 metres.

Geological mapping identified a large vein and alteration system hosted by a thick felsic ignimbrite near a fault contact with a younger andesite. More than 90 kilometres of strike length of veins have been identified. The two major directions of the mineralized structures are ENE and WNW.

La India

This former mine (100% owned by Dia Bras) has two accessible levels. The Company collected a total of 166 samples along three veins, with adjacent breccia zones, over a distance of 300 metres. A section from level 2, comprising 19 composite channel samples on seven different sections, gave an average of 231 g/t Ag along a 40-metre strike length with an average width of 1.87 metres. Sixteen diamond drill holes totaling 2,832 metres were completed in this area. Drill core from La India property yielded 35.4 kg/t Ag over 0.4 metres. These results represent bonanza grade; at the very least they indicate the potential for finding major deposits of silver in the district; they support our belief that Cusi has barely been touched insofar as modern mining is concerned.

Santa Edwiges (option)

In 2006, the Company mapped and sampled part of the underground workings of this inactive mine. In total, 457 samples were collected along an access drift of 650 metres cutting four mineralized structures ranging in thickness from 1.5 to 30 metres. In addition, approximately 533 metres of drilling were completed in five diamond drill holes. Perhaps most significantly, subsequent to year-end, channel sampling in Santa Edwiges encountered 2.7 kg/t Ag over 3.62 metres. The cleaning and opening of the old workings at Santa Edwiges is being performed to prepare a test bulk sample of sulfide material to be treated at the Company's Malpaso mill.

Promontorio (option)

The Promontorio mine was formerly mined underground, but its operations ceased when silver prices fell. The Promontorio workings are being dewatered and rehabilitated. Unsubstantiated historical mine records indicate areas of high-grade blocks of ore, and within a short time we anticipate confirming their presence. We could then rapidly begin extracting significant amounts of ore from the Promontorio mine.

La Bamba and San Miguel (option)

Dia Bras holds an option to earn an interest of up to 70% in the La Bamba and San Miguel properties.

The statement of exploration expenditures incurred to date on those properties received a preliminary approval. Upon final acceptance, which is expected shortly, Dia Bras will exercise its first option to earn 50% in the properties.

La Bamba: La Bamba was formerly mined as an open pit. Diamond drilling results in 2006 included mineralized intersections ranging from 113 g/t Ag over 22.5 metres in hole DC06B37 to 981 g/t Ag over one metre in hole DC06B30. Over 250 truckloads of material from La Bamba were sampled and assayed at our Malpaso laboratory. The average head grade was 247.8 g/t Ag, 0.17% Zn, 0.21% Pb and 0.04% Cu.

San Miguel: The San Miguel mine shares the same mineralizing structure as La Bamba. In this mine of five levels (100, 200, 250, 300 and 500), the first three levels have been mapped and sampled by the Company. At the 100 level, two adjacent parallel zones (breccia and vein) extending north-south for 170 metres have been identified. At the southern end of the level, where the breccia zone ranges from 1.5 to 4 metres in width, seven channel samples were collected. Assay results of these seven 3-metre long samples ranged from 150 g/t Ag to 880 g/t Ag and averaged 565.7 g/t Ag or 18.19 oz/t Ag. The Company completed approximately 2,200 metres in eleven diamond drill holes at San Miguel. These holes were drilled to test mineralized areas that would be easily accessible from the shaft below level 300. Except for two holes, which were terminated at a fault, all holes intersected the targeted mineralized zone.

Promontorio project

The Company completed a drilling program in the first quarter of 2006 and made the necessary property payments to secure the land until June 2007. However, with the Cusi acquisition, management decided to focus its efforts on the Bolivar and Cusi areas for the rest of 2006.

The Company has had several discussions with interested third parties to option out the property with the objective to accelerate exploration activities. However, this was not a priority, and no agreement was reached.

1.5 Selected Annual Information

	Year ended December 31, 2006 $	Nine-month period ended December 31, 2005	Year ended March 31, 2005 $
Sales of concentrate [i]	35,588,838	5,562,402	-
Write-off of mining assets	280,117	615,658	481,706
Loss	1,913,016	2,096,165	2,095,804
Loss per share	0.02	0.04	0.05
Total assets	52,750,931	25,420,216	20,668,572
Working capital	27,735,607	4,271,832	3,649,779
Cash and cash equivalents	19,704,587	3,556,961	2,954,870

[i] In accordance with the Company's accounting policy, revenue from the sales of concentrate from a pilot-mining program prior to the commencement of commercial production is recorded as a reduction of related costs and deferred exploration expenses and, therefore, does not appear in the Consolidated Statements of Operations and Deficit.

1.6 Results of Operations

Corporate

During the year ended December 31, 2006, the Company incurred a loss of $1,913,016 ($0.02 per share) compared with a loss of $2,096,165 ($0.04 per share) for the nine-month period ended December 31, 2005.

This loss is comprised of the write-off of mining assets for $280,117, which includes the abandonment of the El Magistral property in the Promontorio area, and the write-off of deferred costs - advance on royalty payment of $350,000, as the Company did not foresee using the Nichromet technology nor benefitting economically from it.

The loss also includes a non-cash expense related to stock-based compensation of $694,846 compared with $249,808 for the nine-month period ended December 31, 2005. This important increase is explained by the fact that the options granted after August 2006 were immediately vested at the date of grant, resulting in their total costs being accounted for during the period. The increased value of the Company's stock price during the year also affected the stock-based compensation cost since it is an important factor of the cost calculation. Prior to September 2006, the options vesting period was eighteen months.

The loss includes a net gain on currency exchange of $289,784 on monetary assets, due to the increased value of the Mexican peso versus the Canadian dollar, mostly in the latter part of the year.

Total investor relations and corporate development expenses amounted to $395,968 during the year compared with $50,586 for the nine-month period ended December 31, 2005. The Company launched an aggressive investor relations program by being very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montreal. The Company also attended key industry exhibitions worldwide. In the fourth quarter of 2006, as the maturity date of the warrants was approaching, efforts were made to follow up on outstanding warrants including visits with warrant holders. These efforts were rewarded as the Company raised approximately $10.3 million from the exercise of the warrants.

Administrative expenses increased compared with the nine-month period ended December 31, 2005, as the Company increased its number of full-time employees late in the third quarter of 2005. Those employees were employed full-time throughout 2006.

Results of the pilot-mining program at Bolivar

Total sales of concentrate in 2006, including provision for final billings, amounted to $35,588,838 compared with $5,562,402 for the nine-month period ended December 31, 2005. This amount exceeded the forecast of $20,000,000 as zinc and copper market prices had a spectacular rise mainly in the first quarter of 2006 and remained much higher than overall forecasts for the year. Total direct operating cash costs for the year amounted to approximately $13.5 million (US$11.5 million) (see note [(1)]Non-GAAP measures in Section 1.4).

The sales increase is due to higher volumes of material being processed in 2006 (96,575 DMT compared with 50,371 DMT for the nine-month period ended December 31, 2005) and mostly to higher average grades of material processed of 10.63% Zn and 2.03% Cu (8.1% Zn and 1.89% Cu in 2005), combined with a major increase in metal prices with peaks as high as 108% for Zn and 77% for Cu, compared with average metal prices in 2005.

Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. The total sale is provisionally priced and ninety percent of the sale's estimated value is billed at the date of the shipment, and the remaining final settlement billing is done later at the confirmed quotation date. Payment is normally received within 48 to 72 hours after billing is sent to the client.

1.7 Summary of Quarterly Results

Quarter ended	Loss $	Loss per share $
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	< 0.01
June 30, 2005	337,432	< 0.01
March 31, 2005	496,456	< 0.01

1.8 Results of the Quarter Ended December 31, 2006

During the quarter ended December 31, 2006, the Company incurred a loss of $417,065 (<$0.01 per share) compared with a loss of $1,287,232 ($0.02 per share) for the same period in 2005. This loss is mainly attributable to the write-off of mining assets for $280,117 which includes the abandonment of the El Magistral property in the Promontorio area and the write-off of deferred costs - advance on royalty payment of $350,000.

Investor relations and corporate development expenses increased during the fourth quarter, which included the field trip of analysts and investors to our Mexican project, as well as the continuing investor relations program, which included visits in Europe at the approach of the maturity date of the warrants in November 2006.

The loss also includes a non-cash expense adjustment in reference to the stock-based compensation cost of $67,071 and a net gain on currency exchange of $382,247 on the translation of local Mexican monetary assets, as the Mexican peso increased by 4.5% during the fourth quarter. The remaining portion of the quarterly loss is in accordance with the monthly corporate cost budget.

During the quarter, revenues from sales of concentrate from the pilot-mining program at Bolivar amounted to $9,101,459 including a provision for final settlement of $1,778,363. The program generated an operating cash flow of approximately $4.3 million, which helped finance exploration and capital expenditures as well as property payments.

1.9 Liquidity

As at December 31, 2006, the Company has a working capital of $27,735,607 including $19,704,587 in cash and cash equivalents compared with $4,271,832 as at December 31, 2005, including $3,556,961 in cash and cash equivalents. This level of working capital is adequate to support the current level of operations and the exploration program for 2007. The increase of working capital and cash improvement as compared to 2005 is due to the closing of the $10.5 million bought deal financing in August, the exercise of warrants for $10.3 million in November, and cash flow generated from the Bolivar pilot-mining program.

As at December 31, 2006, sales tax and other receivables amount to $3,981,826 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credits. The Company is still facing delays in recovering the IVA (local sales tax) mostly from 2005. As at December 31, 2006, no allowance has been taken with respect to any of the amounts receivable. The Company is regularly monitoring and meeting with local Mexican IRL authorities and has hired a consultant to address the situation.

Receivables of $3,347,046 ($327,000 as at December 31, 2005) include a provision for settlement billings of $1,778,363 as at December 31, 2006. The actual final billing could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amount to $830,978 ($749,676 as at December 31, 2005) and are comprised of current usual business transaction balances.

1.10 Capital Resources, Investing and Financing Activities

The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares and the sales of concentrate from the ongoing pilot-mining program at the Bolivar mine.

During the year, the Company completed an offering of 14,950,000 common shares at a price of $0.70 per common share for gross proceeds of $10,465,000. An underwriter fee of 7% ($732,550) was paid, and a total of 1,046,500 compensation options (7% of total common shares issued) were issued in favour of the underwriters. During 2005, the Company raised $4,500,000 through the completion of private placements.

During the year, 11,423,219 warrants were exercised at a price of $0.90 for a total cash consideration of $10.3 million, and 252,917 stock options were exercised for a total of $84,037.

As indicated earlier, the pilot-mining program generated sales of $35.6 million and cash flow of $32.6 million of which positive cash flow was used in the development of the Bolivar property and to fund its exploration program.

During the year, the Company invested in capital expenditures including buildings, machinery, mining and transport equipment for a total amount of $7.1 million, which includes the installation of the new Triunfo processing circuit at Malpaso and equipment to support exploration activities at Cusi.

As at December 31, 2006, there is no outstanding balance of obligation related to assets under capital lease ($228,851, including a current portion of $90,904 as at December 31, 2005). These obligations related to rolling stock acquired and financed over periods of up to 36 months but for which the Company accelerated payment.

1.11 Financial Commitments

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used;
- A five-year lease for office premises at an annual rent of $60,000; and
- In order to exercise its various options on the mining properties, the Company would have to make the following payments:

Year	Amount US$
2007	2,572,500
2008	2,250,000
2009	2,562,500

1.12 Off-Balance

The Company did not enter into any off-balance sheet arrangement.

1.13 Related Party Transactions

During the year, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and are recorded at their exchange value.

1.14 Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies during the year. The Company evaluated that the new sections on financial instruments, effective January 1, 2007, of the Handbook of the Canadian Institute of Chartered Accountants (Sections 1530, 3855 and 3865) will have an impact on the consolidated financial statements as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit.

1.15 CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recognized as sales adjustments as they occur and until the price is settled.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in 2007.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.16 FINANCIAL INSTRUMENTS AND OTHER

The Company does not use financial or other instruments.

1.17 RISK AND UNCERTAINTIES

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.18 OUTLOOK

The Company began 2007 with a very optimistic view, having just moved last February 2007 into its new corporate offices. With approximately $16 million in cash currently on hand, nearly all of its equipment purchased, and no long-term debt or obligation other than the scheduled property payment, the Company was therefore in an excellent position to initiate an aggressive exploration program on both the Bolivar and Cusi projects which will include a 50,000-metre drilling campaign (25,000 on each project), data compilation, surface and underground geological mapping, and geochemical sampling.

However, the Company will face challenges such as the understanding of the different geological structures and wide exploration surface at Cusi, which will necessitate an important investment during the first three to six months in 2007.

The Company has recently obtained very excellent results from underground drilling at the Bolivar mine. The Company can therefore expect increasing grades and to continue producing cash flow to support exploration activities.

The Company will work to obtain results for a feasibility study at Bolivar to confirm the decision to construct a mill on site and to prepare for development and the necessary infrastructures that will enable commercial production to commence in late 2008 or early 2009.

The objectives for 2007 are as follows:

- Pursue exploration programs around the Bolivar region and at the Cusi camp projects with the objective of testing expected potential and perhaps make a major discovery;
- Drill 50,000 metres of exploration diamond holes, 25,000 metres at Bolivar and 25,000 metres at Cusi;
- Bolivar pilot-mining program - Mine and process 129,000 DMT of material averaging 7.5% Zn and 1.5% Cu;
- Complete a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized mill on site; and
- Initiate a bulk-sampling program and eventual pilot-mining activity at Cusi, and begin to produce and sell silver concentrate.

1.19 Disclosure controls and procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") evaluated the effectiveness of the Company's disclosure controls and procedures as at the financial year ended December 31, 2006. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them in a timely fashion to enable management to decide if disclosure was required.

1.20 Internal Control over Financial Reporting

Management has designed internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with Canadian generally accepted accounting principles. As at December 31, 2006, the CEO and the CFO evaluated the design of the ICFR.

Based on that evaluation, the CEO and the CFO concluded that a weakness existed in the design of the ICFR in regard to the determination and presentation of the current and future income tax provisions of the Company. The weakness identified in the Company's ICFR resulted in a greater likelihood that a material misstatement would not be prevented or detected. Henceforth, additional controls related to the review of the provision for income taxes will be put in place.

There have been no changes in the Company's ICFR that occurred during the most recent interim period ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

1.21 OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 – SECTION 5.3**

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the year ended December 31, 2006 Total $	For the nine-month period ended December 31, 2005 Total $
Balance - Beginning of period	12,442,680	-	1,094,667	13,537,347	10,197,775
Costs and deferred exploration expenses					
Property acquisition and related costs	321,704	3,056,422	113,723	3,491,849	451,263
Sampling	128,177	252,448	12,778	393,403	179,671
Geology consulting and management	983,345	342,207	36,228	1,361,780	660,598
Geophysical survey	6,915	-	-	6,915	27,927
Drilling and mining development	3,295,102	2,530,875	37,841	5,863,818	1,352,627
Pilot milling	3,538,455	-	-	3,538,455	1,570,210
Supervision and local administrative costs	902,294	409,147	29,854	1,341,295	1,056,287
Transportation costs	6,866,742	96,082	6,389	6,969,213	2,530,748
Roads	1,275	14,718	-	15,993	41,725
Camp costs and food	1,369,021	61,334	-	1,430,355	550,053
Capitalized amortization of exploration buildings and equipment	1,417,937	260,876	7,926	1,686,739	833,442
Stock-based compensation costs	830,690	164,324	6,159	1,001,173	205,011
	19,661,657	7,188,433	250,898	27,100,988	9,459,562
Write-off of mining assets - Costs and deferred exploration expenses	-	-	(147,635)	(147,635)	(557,588)
Sales of concentrate	(35,588,838)	-	-	(35,588,838)	(5,562,402)
	(15,927,181)	7,188,433	103,263	(8,635,485)	3,339,572
Transfer to excess cost recovery – pilot mining	6,770,293	-	-	6,770,293	-
	(9,156,888)	7,188,433	103,263	(1,865,192)	3,339,572
Balance – End of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347

(ii) NATIONAL INSTRUMENT 51-102 - SECTION 5.4

Disclosure of outstanding securities as at April 27, 2007

Common shares: 110,098,655

Warrants: nil

Compensation options: (Each compensation option entitles its holder to purchase one common share of the Company at the price of $1.00 until August 16, 2007): 1,046,500

Options outstanding: 9,964,583

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
500,000	0.75	February 2010
1,458,333	0.30	September 2010
125,000	0.22	September 2010
2,616,250	0.40	February 2011
1,920,000	0.90	September 2011
40,000	0.98	January 2012
1,775,000	1.10	April 2012

Corporate Information

CORPORATE HEAD OFFICE

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

TICKER SYMBOL

TSX Venture Exchange TSX
Symbol: DIB

AUDITORS

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS CONSULTANT

Nicole Blanchard
Managing Partner
Sun International Communications

Tel.: (450) 627-6600
E-mail: nicole.blanchard@suncomm.com

INVESTOR RELATIONS

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

WEBSITE
www.diabras.com

BOARD OF DIRECTORS

Thomas L. Robyn
Executive Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

OFFICERS

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M.Sc.
President and Chief Executive Officer

André St-Michel, Eng., M.Sc.
Executive Vice-President

François Auclair
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

File No. 82-34990

DIA BRAS
exploration

Suite 2750
600, de Maisonneuve Blvd. West
Montreal, Quebec
Canada H3A 3J2

Telephone: (514) 393-8875
Fax : (514) 393-8513

Form 52-109F1 – Certification of Annual Filings

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** ("the issuer") for the year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007

LEONARD TEOLI
Chief Financial Officer

File No. 82-34990

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Dia Bras Exploration Inc

Fiscal year end date used to calculate capitalization: December 31,2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 109,550,905	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 0.75	
Market value of class or series	(i) X (ii) =	(A) $82,163,179
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$82,163,179

Participation Fee — $3,200.00

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{\mathbf{12}} = \underline{\qquad\qquad}$$

Late Fee, if applicable

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

(An Exploration-Stage Company)

Consolidated Financial Statements

Year ended December 31, 2006
and
Nine-month period ended December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502
Direct Fax (514) 205 5675

April 27, 2007

Auditor's report

To the Shareholders of Dia Bras Exploration Inc.

We have audited the consolidated balance sheets of **Dia Bras Exploration Inc.** as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year and the nine-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year and nine-month period then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Balance Sheets
As at December 31, 2006 and 2005

	2006 $	2005 $
Assets		
Current assets		
Cash and cash equivalents	19,704,587	3,556,961
Receivables (note 4)	3,347,046	327,000
Sales tax and other receivables	3,981,826	1,037,122
Inventories from pilot-mining program (note 5)	471,981	142,239
Temporary investment (note 6)	340,000	42
Prepaid expenses	20,168	94,048
Future income tax assets	758,402	-
	28,624,010	5,157,412
Mining assets (note 7)	24,126,921	19,912,804
Deferred costs – Advance on royalty payment (note 8)	-	350,000
	52,750,931	25,420,216
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	830,978	749,676
Income taxes payable (note 14)	57,425	45,000
Current portion of obligation related to assets under capital lease (note 9)	-	90,904
	888,403	885,580
Obligation related to assets under capital lease (note 9)	-	137,947
Excess cost recovery – pilot mining (note 7 (a) (i))	6,770,293	-
Future income tax liabilities (note 14)	727,765	397,600
	8,386,461	1,421,127
Shareholders' Equity		
Share capital (note 10)	51,308,067	26,921,601
Warrants and compensation options (note 11)	193,603	2,880,496
Contributed surplus (note 13)	6,590,223	4,802,240
Deficit	(13,727,423)	(10,605,248)
	44,364,470	23,999,089
	52,750,931	25,420,216

Commitments and Contingency (notes 18 and 19)

Approved by the Board of Directors,

Thomas L. Robyn, Director

Philip Renaud, Director

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Statements of Operations and Deficit

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Income		
Interest income	277,440	19,904
Gain on disposal of temporary investment (note 6)	152,800	26,218
Net gain on currency exchange	289,784	36,895
Miscellaneous revenues	5,000	-
	725,024	83,017
Expenses		
Administrative expenses	631,131	371,123
Professional and consulting fees	341,017	194,926
Information to shareholders and trustee fees	227,358	193,382
Investor relations and corporate development	395,968	50,586
Stock-based compensation costs (note 12)	694,846	249,808
Interest on obligation related to assets under capital lease	48,898	3,396
Other project costs	29,069	-
Loss on disposal of mining assets – Land, exploration buildings and equipment	10,448	-
Write-off of mining assets – Costs and deferred exploration expenses and deposits on mining assets (note 7(a) (iii), (v) and (vi))	280,117	557,588
Write-off of mining assets – Land, exploration buildings and equipment	-	58,070
Write-off of deferred costs – Advance on royalty payment (note 8)	350,000	-
Write-down of temporary investment	-	18,333
Amortization of property, plant and equipment	-	12,268
Amortization of intangible asset – Licence	-	27,102
	3,008,852	1,736,582
Loss before income taxes for the period	(2,283,828)	(1,653,565)
Income tax provision (recovery) (note 14)		
Current	57,425	45,000
Future	(428,237)	397,600
	(370,812)	442,600
Loss for the period	(1,913,016)	(2,096,165)
Deficit – Beginning of period	(10,605,248)	(8,468,556)
Share and warrant issue expenses	(1,209,159)	(40,527)
Deficit – End of period	(13,727,423)	(10,605,248)
Basic and diluted loss per share	(0.02)	(0.04)
Basic and diluted weighted average number of outstanding shares	89,634,481	58,376,171

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Statements of Cash Flows

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Cash flows from		
Operating activities		
Loss for the period	(1,913,016)	(2,096,165)
Adjustments for		
Future income taxes (note 14)	(428,237)	397,600
Gain on disposal of temporary investment (note 6)	(152,800)	(26,218)
Stock-based compensation costs (note 12)	694,846	249,808
Loss on disposal of mining assets	10,448	-
Write-off of mining assets – Costs and deferred exploration expenses (note 7 (a) (iii), (v) and (vi))	280,117	557,588
Write-off of deferred costs – Advance on royalty payment (note 8)	350,000	-
Write-down of temporary investment	-	18,333
Write-off of mining assets – Land, exploration buildings and equipment	-	58,070
Amortization of property, plant and equipment	-	12,268
Amortization of intangible asset – Licence	-	27,102
Unrealized loss on currency exchange	-	6,239
	(1,158,642)	(795,375)
Changes in non-cash working capital items (note 16)	(3,089,719)	(705,899)
	(4,248,361)	(1,501,274)
Financing activities		
Payment of obligation related to assets under capital lease (note 9)	(228,851)	(10,846)
Issuance of share capital (note 10)	20,829,934	5,820,439
Share and warrant issue expenses	(1,015,556)	(40,527)
Short-term loan	-	582,618
Reimbursement of short-term loan	-	(582,618)
	19,585,527	5,769,066
Investing activities		
Increase in mining assets	(31,595,096)	(9,184,506)
Sales of concentrate	32,568,792	5,235,402
Acquisition of temporary investment (note 6)	(600,000)	-
Disposal of temporary investment (note 6)	412,842	254,510
Disposal of mining assets	23,922	18,373
Disposal of property, plant and equipment	-	1,759
	810,460	(3,674,462)
Translation adjustments on cash and cash equivalents	-	(6,239)
Increase in cash and cash equivalents during the period	16,147,626	587,091
Cash and cash equivalents – Beginning of period	3,556,961	2,969,870
Cash and cash equivalents – End of period	19,704,587	3,556,961

1 Nature of operations

Dia Bras Exploration Inc. (the "Company"), an exploration-stage company, was incorporated under the *Canada Business Corporations Act* on April 11, 1996.

The Company has mining rights and options to acquire interests in mining properties located in the State of Chihuahua, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

In 2005, the Company began a pilot-mining program at the Bolivar Mine property in order to gather information and data in view of a pre-feasibility study. However, the Company has not yet reached the commercial production stage.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In 2005, the Company changed its year-end from March 31st to December 31st.

2 Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañia Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and interest-bearing, short-term liquid investments repurchasable at all times without penalties.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Inventories from pilot mining

Inventories from pilot mining consist of material and concentrate located at the plant and are recorded at the lower of cost and net realizable value.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recognized as sales adjustments as they occur and until the price is settled.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in 2007.

Land, exploration buildings and equipment

Land, exploration buildings and equipment are recorded at cost.

Amortization of exploration buildings and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	**Rate/Period**
Buildings	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies inventory

Supplies inventory is recorded at the lower of cost and replacement value.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence as at December 31, 2005 were recorded at cost. They were to be expensed as royalty payments on mineral production on properties covered by the agreement using the Nichromet technology, on the basis of a 1% net smelter return royalty, or written off upon non-performance of the Company's obligations or upon its decision not to use the license. The license was written off during the year ended December 31, 2006.

Stock option plan and stock-based compensation costs

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option vesting. The contributed surplus resulting from the stock-based compensation is transferred to share capital when the options are exercised.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are remeasured into Canadian dollars at the exchange rates in effect at the balance sheet date. Other assets and liabilities as well as items from the Consolidated Statements of Operations and Deficit are remeasured at the rates of exchange in effect on each transaction date. Gains and losses resulting from remeasurement are reflected in the Consolidated Statements of Operations and Deficit.

Foreign operations

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the Consolidated Statements of Operations and Deficit.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using substantively enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when, from available information, it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue expenses are accounted for in the period in which they are incurred and recorded as an increase in deficit in the period in which the shares are issued.

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the antidilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates, and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, receivables, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities namely, cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Commodity price risk

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

4 Receivables

The Company's receivables are detailed as follows:

	As at December 31, 2006 $	2005 $
Receivables from pilot-mining[(i)]	1,568,683	-
Provision for final settlement[(ii)]	1,778,363	327,000
	3,347,046	327,000

[(i)] Receivables have been collected subsequent to year-end.

[(ii)] The provision for final settlement represents the estimated amount to be recovered as at December 31, 2006 on shipments of concentrate for which the Company received provisional payments of approximately 90% at the date of shipment. Shipments which have not reached final settlement stage as at December 31, 2006 comprise approximately 7,430 tonnes of zinc concentrate and 4,090 tonnes of copper concentrate for which sales were valued at their forward price at year-end of US$1,494/t and US$1,585/t, respectively. These amounts do not take into account any changes in price after year-end, and therefore the realization value will differ when final settlement occurs.

5 Inventories from the pilot-mining program

	As at December 31, 2006 $	2005 $
Material	10,928	83,921
Concentrate	461,053	58,318
	471,981	142,239

6 Temporary investment

	As at December 31, 2006 $	2005 $
Pershimco Resources Inc. ("Pershimco") (a) 850,000 common shares and 850,000 warrants – Quoted market value of $501,500 as at December 31, 2006	340,000	-
Ecu Silver Mining Inc. (b) (as at December 31, 2005 – 166 common shares and 666,666 warrants – quoted market value of the common shares was $73)	-	42
	340,000	42

(a) Pursuant to the provisions of the Pershimco Agreement, the Company acquired, in November 2006, 850,000 units of Pershimco at $0.40 per unit, for a total amount of $340,000. Each unit is comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe for one additional common share of Pershimco at a price of $0.40 during a period of 12 months after the closing.

(b) As at December 31, 2005, the Company owned 666,666 warrants of Ecu Silver Inc. exercisable at a price of $0.39 per warrant. During the year ended December 31, 2006, the Company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842, thereby realizing a gain on disposal of $152,800.

7 Mining assets

	As at December 31, 2006 $	2005 $
Costs and deferred exploration expenses (a)	11,672,155	13,537,347
Land, exploration buildings and equipment (b)	10,446,092	4,979,639
Supplies inventory	1,366,801	1,119,116
Deposits on mining assets	641,873	276,702
	24,126,921	19,912,804

(a) Costs and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	As at December 31, 2006 $	2005 $	As at December 31, 2006 $	2005 $	As at December 31, 2006 $	2005 $
Mexico (State of Chihuahua)						
Bolivar projects (options)						
Bolivar Mine* (i) (note 19)	-	1,433,381	-	7,858,922	-	9,292,303
Piedras Verdes (ii)	313,102	301,828	2,073,771	2,072,362	2,386,873	2,374,190
San José (iii)	141,288	74,864	271,504	271,504	412,792	346,368
Mezquital	27,299	24,495	99,105	99,105	126,404	123,600
La Cascada	10,110	8,282	133,577	133,577	143,687	141,859
Val	2,684	2,560	100,928	100,928	103,612	103,488
Other	68,860	27,158	43,564	33,714	112,424	60,872
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	249,425	135,702	948,505	811,330	1,197,930	947,032
El Magistral (v)	-	147,635	-	-	-	147,635
Cusi projects (vii)						
India – Marisa (a)	239,997	-	1,667,335	-	2,002,617	-
Holguin – San Juan (b)	1,463,823	-	-	-	1,368,538	-
San Miguel – La Bamba (c) (option)	221,285	-	1,204,497	-	1,425,782	-
Mineria Cusi – Santa Edwiges/San Nicolas (d) (option)	1,127,048	-	1,254,744	-	2,381,792	-
DBM	4,269	-	5,435	-	9,704	-
	3,869,190	2,155,905	7,802,965	11,381,442	11,672,155	13,537,347

	Costs		Deferred exploration expenses		Total	
	As at December 31, 2006 $	2005 $	As at December 31, 2006 $	2005 $	As at December 31, 2006 $	2005 $
***Bolivar Mine**						
Costs and deferred exploration expenses	1,630,929	1,433,381	32,750,018	13,421,324	34,380,947	14,854,705
Less: Accumulated sales of concentrate	(1,630,929)	-	(39,520,311)	(5,562,402)	(41,151,240)	(5,562,402)
	-	1,433,381	(6,770,293)	7,858,922	(6,770,293)	9,292,303
Less: Transfer to excess cost recovery – pilot mining	-	-	6,770,293	-	6,770,293	-
	-	1,433,381	-	7,858,922	-	9,292,303

(i) Bolivar Mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. The remaining payment of $189,313[1] (US$162,500) has yet to be made.

During the year ended December 31, 2006, the Company continued its pilot-mining program on the Bolivar Mine property. During that period, the Company sold zinc and copper concentrate in the amount of $35,588,838 (for the nine-month period ended December 31, 2005 – $5,562,402). In accordance with the Company's accounting policy, the income from sales of concentrate prior to the commencement of commercial production is accounted for as a reduction of related costs and deferred exploration expenses. Consequently, the $6,770,293 excess cost and deferred accumulated exploration expense recovery on the Bolivar Mine property is shown as a long-term liability on the Consolidated Balance Sheets.

(ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of $23,300[1] (US$20,000) will be made at the time of transfer of the property titles.

(iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the Santa María and San José, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

In December 2005, the Company decided to abandon the Santa María project. Therefore, no further payment will be made. Consequently, the Company recorded, during the nine-month period ended December 31, 2005, a write-off of mining assets of $403,152.

The remaining payments for the San José project, as at December 31, 2006, are as follows:

	Equivalent in C$	Payments in US$
January 2007	43,687[(1)]	37,500
July 2007	43,687[(1)]	37,500
January 2008	43,687[(1)]	37,500

Starting July 2008, the Company will pay a yearly advance royalty payment of $72,811[(1)] (US$62,500).

(iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

	Equivalent in C$	Payments in US$
June 2007	174,750[(1)]	150,000
June 2008	174,750[(1)]	150,000
June 2009	2,912,500[(1)]	2,500,000

(v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company could purchase a 100% interest in the El Magistral property for the sum of US$1,000,000, payable over a five-year period, including US$50,000 at the signing of the agreement.

In 2006, the Company decided to abandon the project and therefore did not make the November 2006 payment of $87,375[(1)] (US$75,000). Consequently, the Company wrote off the accumulated costs incurred of $147,635.

(vi) El Cumbre

All costs and deferred exploration expenses allocated to this project amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

(vii) Cusi Project

In May and June, 2006, the Company staked ground and entered into agreements in order to earn interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic ("Cusi") silver district in Chihuahua State, Mexico, located within 40 kilometres of the Company's Malpaso mill, as follows:

(a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for a cash payment of US$100,000 and the issue by the Company of 200,000 common shares of the Company at a price of $0.64 per share for a total of $128,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The property is subject to a 1.5% NSR of up to a maximum of $1,747,500(1) (US$1,500,000) in favour of Villalobos and Rodriguez with a $1,165,000(1) (US$1,000,000) buy-back option.

(b) On May 2, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire properties covering 1,676 hectares for an aggregate cash payment of US$740,000, and the issuance by the Company of 1,000,000 common shares of the Company at a price of $0.64 per share for a total of $640,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The properties are subject to a 1.5% NSR of up to a maximum of $1,747,500(1) (US$1,500,000) in favour of Holguin. The NSR can be purchased for $1,165,000(1) (US$1,000,000). As at December 31, 2006, an amount of $191,225(1) (US$165,000) remains to be paid.

(c) On May 31, 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District owned by Pershimco by making a cash payment of US$200,000 and fulfilling work commitments as follows:

Equivalent in C$	Work commitment in US$	Cumulative interest earned %	Period
1,747,500(1)	1,500,000	50	until May 31, 2007
2,912,500(1)	2,500,000	20	until November 30, 2008
4,660,000	4,000,000	70	

The property is subject to a 2% NSR of which 1% may be bought back for $1,165,000(1) (US$1,000,000).

(d) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of $12.82(1) (US$11.00) per ounce or 3% NSR if the price of silver exceeds $12.82(1) (US$11.00) per ounce. The royalty is in favour of Minera Cusi. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

Remaining option payments are as follows:

	Equivalent in C$	Payments in US$
August 2007	2,330,000[1]	2,000,000
August 2008	2,330,000[1]	2,000,000

[1] Converted at the rate of exchange in effect on December 31, 2006

(b) Land, exploration buildings and equipment

	As at December 31, 2006		
	Cost $	Accumulated amortization $	Net $
Land	67,539	-	67,539
Buildings			
Plant[1]	1,512,348	220,582	1,291,766
Camp	397,346	89,721	307,625
Machinery and equipment	7,781,876	1,478,437	6,303,439
Computers and office furniture	547,618	207,382	340,236
Rolling stock	2,993,482	857,995	2,135,487
	13,300,209	2,854,117	10,446,092

	As at December 31, 2005		
	Cost $	Accumulated amortization $	Net $
Buildings			
Plant[1]	1,236,886	92,729	1,144,157
Camp	397,346	59,725	337,621
Machinery and equipment	2,801,458	579,361	2,222,097
Computers and office furniture	268,828	90,919	177,909
Rolling stock	1,229,158	361,417	867,741
Rolling stock under capital lease	235,566	5,452	230,114
	6,169,242	1,189,603	4,979,639

[1] During the nine-month period ended December 31, 2005, the Company, through a nominee, obtained control of the common shares in Compañia Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM"). It was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill (100 tpd) which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to the nominee, in the nine-month period ended December 31, 2005, an amount of $417,409 and committed itself to an additional amount of $233,180 (US$200,000). This latter consideration was included in accounts payable and accrued liabilities as at December 31, 2005 and was fully paid in 2006.

All additions to original milling capacity have been made by Nichromex S. de R.L. de C.V., a wholly owned foreign subsidiary.

8 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet Extraction Inc., an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000.

In addition, the agreement gave the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

In 2005, following certain conditions, Nichromet agreed to extend the expiry date of the Nichromet licence to July 2008.

Although the license is still in effect as at December 31, 2006, the Company has no current plan to use this technology and therefore will not benefit economically from it. Consequently, the Company wrote off the deferred costs.

9 Obligation related to assets under capital lease

During the year, the Company paid off the amount due under capital lease. At December 31, 2006, there is no balance due.

(a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

	As at December 31, 2006 $	2005 $
Years ending December 31, 2006	-	130,166
2007	-	96,599
2008	-	66,569
	-	293,334
Less: Interest	-	64,483
Total liability (b)	-	228,851
Less: Current portion	-	90,904
	-	137,947

(b) As at December 31, 2005, the obligation in the amount of $228,851 includes $68,259 payable in US dollars (US$59,355) and $160,592 payable in Mexican pesos (MP$1,461,369).

10 Share capital

Authorized
An unlimited number of common shares without par value

Issued
Changes in the Company's share capital were as follows:

	For the year ended December 31, 2006		For the nine-month period ended December 31, 2005	
	Number of shares	**Amount $**	**Number of shares**	**Amount $**
Balance – Beginning of period	81,724,769	26,921,601	51,457,477	20,782,703
Issued and paid in cash (i)	14,950,000	10,465,000	22,500,000	4,500,000
Issued for the acquisition of mining assets (note 7 (vii) (a) (b))	1,200,000	768,000	-	-
Issued following exercise of warrants ((ii) and note 11)	11,423,219	13,022,470	7,767,292	1,638,898
Issued following exercise of stock options (notes 12 and 13)	252,917	130,996	-	-
Balance – End of period	109,550,905	51,308,067	81,724,769	26,921,601

(i) (a) On August 17, 2006, the Company closed an offering on a bought-deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options to purchase an additional 1,950,000 common shares at $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000.

As a commission, the Company paid a cash consideration of $732,550 and issued to the agent 1,046,500 compensation options evaluated at $193,603 (note 11). This amount is included in share and warrant issue expenses in the Consolidated Statements of Operations and Deficit under share and warrant issue expenses. The compensation options entitle the holder to subscribe for the same number of common shares at a price of $1.00 per share until August 16, 2007.

The fair value of the compensation options was estimated using the Black-Scholes model based on the following assumptions:

Dividend yield	0%
Volatility	87.83%
Risk-free interest rate	4.33%
Expected life	1 year

As a result, the fair value of the compensation option was estimated at $193,603.

(b) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

(ii) (a) In November 2006, 11,423,219 warrants were exercised at the price of $0.90, for a total cash consideration of $10,280,897, including 1,100,067 warrants by directors and officers of the Company or company controlled by a director or officer of the Company for a total amount of $990,060. Consequently, the Company issued 11,423,219 common shares.

(b) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439.

11 Warrants and compensation options

Changes in the Company's outstanding common share purchase warrants and compensation options were as follows:

	For the year ended December 31, 2006			For the nine-month period ended December 31, 2005	
	Number of warrants	**Number of compensation options**	**Amount $**	**Number of warrants**	**Amount $**
Balance – Beginning of period	12,002,068	-	2,880,496	29,125,399	6,165,776
Issued (note 10 (i) (a))	-	1,046,500	193,603	-	-
Exercised (note 10 (ii))	(11,423,219)	-	(2,741,573)	(7,767,292)	(318,459)
Expired (note 13)	(578,849)	-	(138,923)	(9,356,039)	(2,966,821)
Balance – End of period	-	1,046,500	193,603	12,002,068	2,880,496

A summary of outstanding compensation options, entitling their holders to subscribe for an equivalent number of common shares, as at December 31, 2006, is as follows:

Exercise price	**Number of compensation options**	**Expiry date**
$1.00	1,046,500	August 16, 2007

12 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of December 31, 2006, the Plan provides that: i) the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 9,700,000 (5,900,000 as of December 31, 2005) common shares, and ii) that the maximum number of common shares that may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant (note 20).

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. All options granted before September 2006 have a vesting period of 18 months: 25% at the date of grant and 12.5% in each of the following six quarters. Beginning September 2006, options granted are entirely vested at the date of grant.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

On September 28, 2006, the Board granted a total of 2,000,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.90 until September 2011.

A summary of changes in the Company's stock options outstanding is presented below:

	For the year ended December 31, 2006		For the nine-month period ended December 31, 2005	
	Number of options	**Average exercise price $**	**Number of options**	**Average exercise price $**
Balance – Beginning of period	4,786,250	0.59	3,046,250	0.79
Granted	4,700,000	0.61	1,940,000	0.29
Exercised (note 10)	(252,917)	0.33	-	-
Expired or cancelled	(276,000)	0.72	(200,000)	0.85
Balance – End of period	8,957,333	0.60	4,786,250	0.59

A summary of options outstanding and exercisable as at December 31, 2006 is presented below:

	Number of options		
Exercise price	**Outstanding**	**Exercisable**	**Expiry date**
$0.85	845,000	845,000	October 2008
$1.30	40,000	40,000	January 2009
$0.75	1,189,000	1,189,000	August 2009
$0.75	500,000	500,000	February 2010
$0.30	1,598,333	1,398,541	September 2010
$0.22	125,000	109,375	September 2010
$0.40	2,660,000	1,662,500	February 2011
$0.90	2,000,000	2,000,000	September 2011
	8,957,333	7,744,416	

Total stock-based compensation costs for the year ended December 31, 2006 amount to $1,696,019 (note 13) (for the nine-month period ended December 31, 2005 – $454,819), including $1,001,173 (for the nine-month period ended December 31, 2005 – $205,011) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $694,846 (for the nine-month period ended December 31, 2005 – $249,808) was recorded in the Consolidated Statements of Operations and Deficit.

The estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the year ended December 31, 2006	For the nine-month period ended December 31, 2005
Average dividend per share	Nil	Nil
Estimated volatility	99.22%	102%
Risk-free interest rate	4.17%	3.5%
Expected life of options granted	4 years	4 years
Options granted which exercice price exceeds the market price of the stock on the grant date:		
Estimated fair value of option	$0.55	-
Exercice price	$0.90	-
Stock price at date of grant	$0.80	-
Options granted which exercice price equals the market price of the stock on the grant date:		
Estimated faire value of option	$0.28	$0.21
Exercice price	$0.40	$0.29

13 Contributed surplus

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Balance – Beginning of period	4,802,240	1,380,600
Stock-based compensation costs (note 12)	1,696,019	454,819
Exercise of options (note 10)	(46,959)	-
Warrants expired (note 11)	138,923	2,966,821
Balance – End of period	6,590,223	4,802,240

14 Income taxes

(a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Loss before income taxes	(2,283,828)	(1,653,565)
Combined federal and provincial income tax benefit at 32% (31% in 2005)	(730,825)	(514,600)
Income tax rate differential in Mexico	47,399	12,000
Impact of decrease in income tax rate on future income tax balance	149,235	-
Expired tax losses	25,338	-
Prior years reassessments	(159,295)	-
Stock-based compensation costs	222,351	77,800
Non-taxable portion of capital gain	(24,448)	-
Decrease (increase) in the valuation allowance	(120,012)	234,100
Foreign exchange gain (loss) taxable (deductible) in Mexico	(34,772)	295,000
Inflation taxable on net financial liabilities in Mexico	203,557	92,000
Permanent difference	102,864	-
Inflation on tax losses	(142,867)	-
Non-deductible items in Mexico	81,436	227,000
Other	9,227	19,300
	(370,812)	442,600

(b) Future income tax balances are summarized as follows:

	As at December 31, 2006 $	2005 $
Current future income tax assets		
Non-capital losses	746,246	26,000
Share issue costs	180,000	110,000
Other	69,156	-
	995,402	136,000
Long-term future income tax assets		
Property, plant and equipment	29,000	32,000
Mining assets	386,000	118,000
Non-capital losses	1,077,000	3,991,600
Capital losses	58,718	90,300
Share and warrant issue expenses	266,000	156,800
Other	157,000	210,000
	1,973,718	4,598,700
Total future income tax assets	2,969,120	4,734,700
Less: Valuation allowance	2,210,718	1,957,100
	758,402	2,777,600
Long-term future income tax liabilities		
Mining assets	727,765	(3,175,200)
Total net future income tax liability	30,637	(397,600)

(c) As at December 31, 2006, the cost for income tax purposes of the property, plant and equipment, mining assets and other costs totalled approximately $11,885,000. The difference between this cost and the amounts capitalized in the financial statements arises mainly as a result of the write-off of some of the mining assets, the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine. This cost may be applied to reduce future taxable income over an unlimited period of time.

(d) The Company has accumulated non-capital losses of approximately $3,910,963. These losses will expire from 2007 to 2026 as follows:

	$
Years ending December 31, 2007	183,502
2008	203,336
2009	122,399
2010	121,762
2011	122,399
2014	533,468
2015	2,790,554
2026	398,093

(e) The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $1,443,371 will be deductible over the next four years.

(f) The Company's balance of capital losses amounts to $266,426 and can be carried forward indefinitely against capital gains.

(g) These tax values of assets and liabilities have not been agreed to by the relevant tax authorities nor have they been disputed.

15 Asset retirement obligations

As at December 31, 2006, based on its review of the status of its operations under the current Mexican environmental legislation, the Company determined it does not carry any asset retirement obligation and, therefore, has not recognised such an obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

16 Statements of cash flows

(a) The changes in non-cash working capital items are as follows:

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Sales tax and other receivables	(2,944,704)	(25,250)
Inventories from pilot-mining program	(329,742)	78,361
Prepaid expenses	73,880	(85,229)
Accounts payable and accrued liabilities	98,422	(718,781)
Income taxes payable	12,425	45,000
	(3,089,719)	(705,899)

(b) Additional information – non-cash transactions

Issuance of shares for mining property	768,000	-
Stock-based compensation costs capitalized into mining assets (note 12)	1,001,173	205,011
Additions of mining assets included in accounts payable and accrued liabilities	17,120	671,150
Increase of accounts receivable included in sales of concentrate	3,020,046	327,000
Capitalized amortization of exploration building and equipment	1,686,739	833,442

(c) Interest and income taxes

Interest paid on obligation related to assets under capital lease	48,898	3,396
Income taxes paid	45,000	-

17 Related party transactions

(a) During the year ended December 31, 2006, companies controlled by officers of the Company charged consulting fees amounting to $946,145 (for the nine-month period ended December 31, 2005 – $517,688), including $602,571 capitalized to deferred exploration costs (for the nine-month period ended December 31, 2005 – $388,937). As at December 31, 2006, the balance due to these companies amounted to $42,361(as at December 31, 2005 – $11,840).

(b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 10 (i) (b) for a total consideration of $886,500 (during the year ended December 31, 2006 – nil).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

18 Commitments

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent is approximately $150,000 which is divided on a pro rata basis among the three companies. The Company's annual gross commitment is approximately $50,000.

In December 2006, the Company signed a five-year lease for office premises. The annual rent is approximately $60,000.

19 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar Mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

20 Subsequent events

On March 6, 2007, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 9,700,000 to 10,900,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding.

On April 3, 2007, the Board granted a total of 1,775,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at any time at a price of $1.10 until April 3, 2012.

21 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

END